82-4345

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, [redacted]
G.P.O. Box 15, TEL : 544-1111 [redacted]
TELEX : 82876 SIAMCOM TH, 20[redacted]

02049175

July 19, 2002

Division of Corporation Finance,
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Re: The Siam Commercial Bank Public Company Limited
Information Furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs,

In accordance with the reporting obligations of the Siam Commercial Bank Public Company Limited to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are pleased to enclose herewith:

Information furnished to made public and file with the SET:

1. Documents filed or required to made public and file with the SET translated into English
2. Audited Financial Statements
   - The Bank's Interim Financial Statements for Quarter ended March 31, 2002

Information furnished to shareholders:

3. Summaries of all press releases and materials published or distributed to shareholders translated into English

Yours sincerely,

(Ongorn Abhakorn Na Ayudhya)
Senior Vice President
Corporate Planning & Information Dept.

dlw 8/20

1. Documents filed or required to made public and file with the SET translated into English.
   - List of Information furnished to made public and file with the SET distributed since April 1, 2002.

Document No.	Date Published, or distributed	Document
1	April 3, 2002	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
2	April 4, 2002	Result of ECD Conversion
3	April 4, 2002	Notification of the Resolutions of the Annual General Meeting of Shareholders of the Siam Commercial Bank PCL. No.179
4	April 19, 2002	Summary of Liabilities and Assets as at March 2002
5	April 19, 2002	The Siam Commercial Bank PCL announces the results of operation for the first quarter before review by the independent auditor
6	April 22, 2002	Notification as to the result of Conversion of Subordinated Convertible Debenture
7	May 7, 2002	Result of ECD Conversion
8	May 8, 2002	SCB sold 1,700,000 shares in Asian Marine Services PCL.
9	May 15, 2002	The Siam Commercial Bank PCL announces the results of operation for the first quarter of 2002 after review by the independent auditor
10	May 21, 2002	Summary of Liabilities and Assets as at April 2002

— List of Information furnished to made public and file with the SET distributed since April 1, 2002. (Continued)

Document No.	Date Published, or distributed	Document
11	May 29, 2002	SCB reports transfer of NAVA 84 Co., Ltd shares to settle the Siam Commercial Development Co., Ltd's debt
12	May 29, 2002	SCB has invested in ordinary shares of SG LAND Co., Ltd
13	May 30, 2002	Change in the exercise date of warrants to purchase preferred shares of Siam Commercial Bank PCL (scbW)
14	June 5, 2002	Change in the date for conversion of preferred shares of Siam Commercial Bank into ordinary shares
15	June 7, 2002	Result of ECD Conversion
16	June 21, 2002	Summary of Liabilities and Assets as at May 2002
17	July 2, 2002	SCB invested 5,000,000 new ordinary shares of BNH Medical Centre Co., Ltd.
18	July 5, 2002	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
19	July 5, 2002	Result of ECD Conversion

2. Audited Financial Statements

The Bank's Interim Financial Statements for Quarter ended March 31, 2002

3. Summaries of all press releases and materials published or distributed to shareholders translated into English.

- List of Information furnished to shareholders distributed since April 1, 2002.

Document No.	Date Published, or distributed	Document
1	April 3, 2002	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
2	April 22, 2002	Notification as to the result of Conversion of Subordinated Convertible Debenture
3	June 27, 2002	Result of warrant exercise for preferred shares

(Translation)

BSS 450045 April 3, 2002

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the March 29, 2002 exercise date, applications for conversion were for 96,418,336 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	57,667	Shares
Number of preferred shares already converted	(248,590,090)	Shares
Conversion per this exercise date (March 29, 2002)	(96,418,336)	Shares
Convertible preferred shares outstanding	2,155,049,241	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	42,336,975	Shares
Previous conversion from preferred shares	248,590,090	Shares
Conversion per this exercise date (March 29, 2002)	96,418,336	Shares
Total ordinary shares outstanding	976,105,474	Shares
No. of new converted shares held by **foreign** shareholders	93,877,601	Shares
No. of new converted shares held by **local** shareholders	2,540,735	Shares

Please be informed accordingly.
Yours faithfully,
The Siam Commercial Bank PCL
(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Risk Management and Planning Division

(Translation)

Date : April 4, 2002

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of March 2002.

(Translation)

BSS. 450049 April 4, 2002

The President
The Stock Exchange of Thailand

Re: Notification of the Resolutions of the Annual General Meeting of Shareholders of The Siam Commercial Bank PCL No. 179

Dear Sir,

The Annual General Meeting of Shareholders of The Siam Commercial Bank PCL, held on Thursday, April 4, 2002 beginning at 10.00 a.m., had passed the following resolutions:

1. It was resolved by the majority votes to approve the Minutes of the Annual General Meeting of Shareholders No. 178, dated April 9, 2001.

2. The Board of Directors' report on year 2001 operations was acknowledged.

3. It was resolved by the majority votes to approve the financial statements for the year ended December 31, 2001 which have been audited and certified by the auditor, and to acknowledge the non-payment of dividend for the year 2001.

4. It was unanimously resolved to re-elect the directors who retired by rotation. The directors elected were:
(1) M.R. Disnadda Diskul
(2) Mr. John William Hancock
(3) Mr. Chirayu Isarangkun Na Ayuthaya
(4) Mr. Vichit Suraphongchai

5. It was resolved by the majority votes to appoint Deloitte Touche Tohmatsu Jaiyos Co.,Ltd. by Miss Jongjitt Leekpai or Mr. Niti Jeungnitniran as the Bank's auditors for the year 2002 with the auditing fee and other related fees in the amount of Baht 8.51 Million, consisting of the Bank's auditing fee in the amount of Baht 5.56 Million and foreign branches of the Bank's auditing fee in the amount of Baht 2.95 Million.

6. It was resolved by the majority votes to approve the amendment to Clause 3 of the Bank's Memorandum of Association for adding the objective for conducting the business of being broker in respect of life and non-life insurance by way of adding (i) of item (1) to the objectives as follows:
"(i) To engage in the business of being broker for life and non-life insurance"
The Meeting also delegated the power to the Board to make any amendment to the languages provided in such (i) as shall have been approved by the Meeting in order for them to be in compliance with the registrar's order, which the registrar may give such order at the time of filing the application for registration of amendment to the Bank's Memorandum of Association.

7. It was resolved by the majority votes to approve the amendment to Clause 4 of the Bank's Memorandum of Association in order for it to be in line with the conversion of convertible preferred shares into ordinary shares in year 2001 by using the following words as replacement of the existing Clause 4:

Registered capital	Baht 70,000,000,000	(Seventy Thousand Million Baht)
Divided into	7,000,000,000 shares	(Seven Thousand Million Shares)
Par value per share	Baht 10	(Ten Baht)
Consisting of : Ordinary shares	1,057,350,163 shares	(One Thousand Fifty Seven Million Three Hundred Fifty Thousand One Hundred and Sixty Three Shares)
Preferred shares	5,942,649,837 shares	(Five Thousand Nine Hundred Forty Two Million Six Hundred Forty Nine Thousand Eight Hundred and Thirty Seven Shares)

8. It was unanimously resolved to approve the amendment to Article 8 of the Bank's Articles of Association in order for it to be line with Public Limited Company Act (No.2) B.E. 2544 by using the following word as replacement of existing Article 8:

"Article 8 In respect of the shares of the company, the company itself may, as prescribed by the provision of law, hold its shares, but may not accept them as collateral.Rights and duties of the company as the shareholder of its own shares as stated in preceding paragraph shall be in accordance with the rules and procedures as prescribed by laws."

The Meeting also delegated the power to the Board to make any amendment to the languages provided in such Article 8 as shall have been approved by the Meeting in order for them to be in compliance with the registrar's order, which the registrar may give such order at the time of filing the application for registration of amendment to the Bank's Articles of Association.

Please be informed accordingly.
Yours sincerely,
The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)
Executive Vice President, Risk Management & Planning Division

(TRANSLATION)

C.B.1.1

The Siam Commercial Bank Public Company Ltd.

Summary Statement of Liabilities and Assets

As of March 31, 2002

Assets	Baht	Liabilities	Baht
Cash	9,395,749,140.74	Deposits	607,846,388,895.44
Interbank and money market items	101,778,583,047.36	Interbank and money market items	13,077,559,172.26
Securities purchased under resale agreements	21,055,000,000.00	Liabilities payable on demand	3,559,480,428.32
Investments in securities, net	127,730,280,294.37	Securities sold under repurchase agreements	-
(with obligations Baht 17,859,540,000.00)		Borrowings	25,357,956,809.45
Credit advances (net of allowance for doubtful accounts)	420,011,413,105.99	Bank's liabilities under acceptances	608,320,803.09
Accrued interest receivables	2,421,015,397.99	Other liabilities	10,957,610,292.42
Properties foreclosed	11,802,787,445.07	**Total Liabilities**	**661,407,316,400.98**
Customers' liabilities under acceptances	608,320,803.09	**Shareholders' Equity**	
Premises and equipment, net	19,601,916,030.36	Paid-up share capital	
Other assets	10,373,593,363.95	(registered share capital Baht 70,000,000,000.00)	31,311,547,150.00
		Reserves and net profit after appropriation	22,799,694,892.97
		Other reserves and profit and loss account	9,260,100,184.97
		Total Shareholders' Equity	**63,371,342,227.94**
Total Assets	724,778,658,628.92	**Total Liabilities and Shareholders' Equity**	724,778,658,628.92
Customers' liabilities under unmatured bills	3,143,497,306.74	Bank's liabilities under unmatured bills	3,143,497,306.74
Total	727,922,155,935.66	**Total**	727,922,155,935.66

	Baht
Non-Performing Loans	87,517,606,000.00
(18.82 percents of total loans before allowance for doubtful accounts)	
Loans to related parties	23,952,296,699.99
Loans to related asset management companies	Nil
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	75,819,558,490.93
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's asstes and liabilites	
Total assets	8,257,566,095.73
Total liabilities	28,283,552.46
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,939,183,596.89
Letters of credit	6,586,520,084.76

(Mrs. Ongorn Abhakorn Na Ayudhya)
Senior Vice President
Corporate Planning and Information Department

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer
9 Rutchadapisek Road, Bangkok 10900

http://www.scb.co.th

Remark

A) Definition of the items in shareholders' equity per C.B.1.1

- Paid-up share capital represented par value of the issued and paid-up preferred share and ordinary share
- Reserves and net profit after appropriation comprised the following items :
  : Premium on preferred share and ordinary share
  : Appropriated and unappropriated retained earnings as at the end of the year 2000
  : Legal reserve and other reserve
  : Unrealized gain (loss) from securities valuation
- Other reserves and profit and loss account comprised the following items :
  : Unrealized increment per land and premises appraisal
  : Currency translation adjustment
  : Profit of the current year and the year 2001 which is yet to approve by the shareholders' meeting

B) Loans to related parties were mainly loans to the top managements and the following companies

- The companies which were at least 10% owned by the Bank. The shares are held either for investment or to comply with debt restructuring agreements
- The subsidiaries and associates of the Crown Property Bureau, the Bank's major shareholder

A list of related companies was presented in the notes to the financial statements.

(Translation)

The Siam Commercial Bank PCL announces the results of operation for the first quarter of 2002 before review by the independent auditor.

Summary of significant operating results.

The Siam Commercial Bank PCL announces the preliminary results of operation for the first quarter of 2002, before review by the independent auditor. Net profit before loan loss provision was Baht 3,426 million, significantly increase from Baht 2,396 million and Baht 2,791 million in the first quarter and fourth quarter of 2001, respectively.
In this quarter, the Bank made an additional loan loss provision of Baht 3,099 million as a prudent policy in the light of economic uncertainty, through stringent asset classification and extra reserves. Net profit after loan loss provision was Baht 327 million in this quarter compared with Baht 559 million in the same period of last year and a loss of Baht 1,210 million in the fourth quarter of 2001.

Significant items are as follows.

1. Net interest and dividend income
The Bank received net interest and dividend income before loan loss reserve of Baht 4,138 million compared with Baht 4,063 million and Baht 4,136 million in the first quarter and the fourth quarter of 2001, respectively. The increase resulted mainly from declines in lending rates and deposit rates in December 2001 and February 2002 and interest spread management.

2. Non-interest income
Operating income including fee income, foreign exchange gains, and other income totalled Baht 2,464 million, an increase from Baht 1,520 million and Baht 2,086 million in the first quarter and fourth quarter of 2001. The increase is attributed to the following reasons

- Net gain on investment increased by Baht 578 million from the same quarter of last year as the Bank sold its equity investment in the stock market.
- Fee and service income increased by Baht 259 million from the same quarter of last year from growth in credit card business, electronic banking (SCB Easybank) and loan arrangement activities.
- Exchange gain increased by Baht 319 million from the same quarter of last year.

Nevertheless, income from subsidiary and associated companies dropped by Baht 132 million as a result of loan loss reserve by Chatuchak Asset Management Co., Ltd. in spite of consistent profitability of other subsidiary companies.

3. Non-interest expenses
Total non-interest expenses in the first quarter of 2002 were Baht 3,177 million, a decrease from Baht 3,187 million and Baht 3,423 million from the first quarter and the fourth quarter of 2001, thanks to continuing cost control. Cost to Operating Income ratio decreased from 58.2% in 2001 to 53.3% in this quarter.

4. Loan loss provision
The Bank made additional loan loss provision of Baht 3,099 million through strict review of loan classification and extra reserves. Such provisions are intended as prudential reserve for possible deterioration in the loan quality in the current economic situation.

Balance sheet as at March 31, 2002.

Bank of Thailand announcement dated February 18, 2002 on "Worthless or irrecoverable assets or assets with doubtful value of recoverability" no longer requires the write off of loan loss provision of fully reserved doubtful accounts. As a consequence, the Bank wrote back in this quarter Baht 35,112 million worth of loans which had been written off with loan loss provision. Loans and loan loss provision increased accordingly by Baht 35,112 million each in this quarter. (The details of the loans and provision before and after the BOT's announcement in each quarter in 2001 and the first quarter of 2002 are attached).
After the adjustment, total loans outstanding before allowance for doubtful accounts were Baht 480,141 million. Allowance for doubtful accounts was Baht 60,129 million. Net loans after loan loss reserve were Baht 422,432 million, a decline of Baht 12,549 million or 2.9% from the end of last year mainly due to a transfer of Baht 3,510 million in loans (book value) to The Thai Asset Management Corporation in the first quarter of 2002. Accrued interest receivables were Baht 2,421 million, an increase of Baht 172 million from the end of last year.

Shareholders' equity stood at Baht 63,557 million. Total capital funds (tier 1 and tier 2) were Baht 75,819 million or approximately 16.3% of total risk assets, of which 10.4% was tier 1 capital.

Non-performing Loans

Non-performing Loans (NPLs) including interbank and money market items as at March 31, 2002 stood at Baht 87,517 million, or 18.8 % of total loans, an increase from Baht 84,928 million (18.5% of total loans) at the end of last year as a result of new problem accounts and re-entry NPLs.

The Siam Commercial Bank PCL
April 19, 2002

Attachment

Bank of Thailand announcement dated February 18, 2002 on "Worthless or irrecoverable assets or assets with doubtful value of recoverability" no longer requires the write off of loan loss provision of fully reserved doubtful accounts. The loans and provision before and after the BOT's announcement in each quarter of 2001 and the first quarter of 2002 are as follows :

	Before an adjustment		After an adjustment	
	Loan	Provision	Loan	Provision
1Q01	481,755	24,146	517,119	59,510
2Q01	472,162	24,105	508,985	60,928
3Q01	467,750	22,408	507,226	61,884
4Q01	456,267	23,535	491,379	58,647
1Q02	445,029	25,017	480,141	60,129

Attachment files

1. Summary of Liabilities and Assets
2. Statements of Income

(TRANSLATION)

C.B.1.1

The Siam Commercial Bank Public Company Ltd.

Summary Statement of Liabilities and Assets

As of March 31, 2002

Assets	Baht	Liabilities	Baht
Cash	9,395,749,140.74	Deposits	607,846,388,895.44
Interbank and money market items	101,778,583,047.36	Interbank and money market items	13,077,559,172.26
Securities purchased under resale agreements	21,055,000,000.00	Liabilities payable on demand	3,559,480,428.32
Investments in securities, net	127,730,280,294.37	Securities sold under repurchase agreements	-
(with obligations Baht 17,859,540,000.00)		Borrowings	25,357,956,809.45
Credit advances (net of allowance for doubtful accounts)	420,011,413,105.99	Bank's liabilities under acceptances	608,320,803.09
Accrued interest receivables	2,421,015,397.99	Other liabilities	10,957,610,292.42
Properties foreclosed	11,802,787,445.07	**Total Liabilities**	661,407,316,400.98
Customers' liabilities under acceptances	608,320,803.09	**Shareholders' Equity**	
Premises and equipment, net	19,601,916,030.36	Paid-up share capital	
Other assets	10,373,593,363.95	(registered share capital Baht 70,000,000,000.00)	31,311,547,150.00
		Reserves and net profit after appropriation	22,799,694,892.97
		Other reserves and profit and loss account	9,260,100,184.97
		Total Shareholders' Equity	63,371,342,227.94
Total Assets	724,778,658,628.92	**Total Liabilities and Shareholders' Equity**	724,778,658,628.92
Customers' liabilities under unmatured bills	3,143,497,306.74	Bank's liabilities under unmatured bills	3,143,497,306.74
Total	727,922,155,935.66	**Total**	727,922,155,935.66

	Baht
Non-Performing Loans	87,517,606,000.00
(18.82 percents of total loans before allowance for doubtful accounts)	
Loans to related parties	23,952,296,699.99
Loans to related asset management companies	Nil
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	75,819,558,490.93
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's asstes and liabilites	
Total assets	8,257,566,095.73
Total liabilities	28,283,552.46
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,939,183,596.89
Letters of credit	6,586,520,084.76

(Mrs. Ongorn Abhakorn Na Ayudhya)
Senior Vice President
Corporate Planning and Information Department

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer
9 Rutchadapisek Road, Bangkok 10900

http://www.scb.co.th

Remark

A) Definition of the items in shareholders' equity per C.B.1.1

- Paid-up share capital represented par value of the issued and paid-up preferred share and ordinary share
- Reserves and net profit after appropriation comprised the following items :
  - : Premium on preferred share and ordinary share
  - : Appropriated and unappropriated retained earnings as at the end of the year 2000
  - : Legal reserve and other reserve
  - : Unrealized gain (loss) from securities valuation
- Other reserves and profit and loss account comprised the following items :
  - : Unrealized increment per land and premises appraisal
  - : Currency translation adjustment
  - : Profit of the current year and the year 2001 which is yet to approve by the shareholders' meeting

B) Loans to related parties were mainly loans to the top managements and the following companies

- The companies which were at least 10% owned by the Bank. The shares are held either for investment or to comply with debt restructuring agreements
- The subsidiaries and associates of the Crown Property Bureau, the Bank's major shareholder

A list of related companies was presented in the notes to the financial statements.

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENT OF INCOME

FOR THE QUARTER ENDED MARCH 31,

UNIT : '000

		2002 (Unreviewed)	**2001 (As restated)**
Interest income		7,598,748	8,762,851
Interest expenses		3,460,331	4,699,131
Net Interest income		**4,138,417**	**4,063,720**
Non-interest income			
Fees and other income		1,440,789	1,260,698
Gain (loss) on investments		549,067	(29,152)
Gain on exchanges		385,287	66,745
Income from equity interest in subsidiaries and/or associated companies		89,290	221,222
Total Non-interest income		2,464,433	1,519,513
Non-interest expenses		3,176,667	3,186,948
Income before bad debt and doubtful accounts		**3,426,183**	**2,396,285**
Bad debt and doubtful accounts		3,099,129	1,837,759
Net income		**327,054**	**558,526**
Basic earnings per share	BAHT	0.37	0.75
Diluted earnings per share	BAHT	0.10	0.18

(Translation)

No. Tor Thor. 14-450278 22 April , 2002

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To : The Director and Manager of The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of April 17, 2002)

Description Unit
1. Sold subordinated convertible debentures in first placement 6,000,000 Converted debentures 1,270,110 Debentures requested conversion -Outstanding unconverted debentures 4,729,890
2. Common stocks accommodated conversion 200,000,000 Converted - common stocks 42,336,975 Requested - conversion - common - stocks -Outstanding common stocks for conversion 157,663,025
3. Debenture-converted-common stocks in this exercise held by Foreign investors -Debenture-converted-common stocks in this exercise held by -Thai investors

Respectfully yours,

The Siam Commercial Bank Public Company Limited
Registrar 1 Team
Capital Market Department
Tel : 544 - 3943- 48

(Translation)

Date : May 7, 2002

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of April 2002.

(Translation)

Date : May 8,2002

SCB SOLD 1,700,000 SHARES IN ASIAN MARINE SERVICES PUBLIC COMPANY LIMITED

Transaction Date	:	May 7,2002
Involves Parties	:	Seller – Siam Commercial Bank PCL Buyer – MR.Chaichana Dilokrungthirapop
Transaction Assets	:	Ordinary shares of Asian Marine Services PCL. (ASIMAR)
Objective	:	To decrease investment proportion of SCB in ASIMAR
Type of Business	:	Ship repair and ship building
Registered Capital	:	170,000,000 Baht (Par Value 10.00 Baht/share) devided into 17,000,000 ordinary shares : Fully paid
Number of shares	:	1,700,000 shares
Price	:	6.00 Baht / share
Total Value of Transaction	:	10,200,000.00 Baht
Percentage of shares	:	After this transaction, SCB will no longer maintain its invesment in Asian Marine Sesvices PCL.
Transaction Size	:	0.029% of SCB's net assets, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

(Translation)

Date : 15/05/02

The Siam Commercial Bank PCL announces the results of operation for the first quarter of 2002 after review by the independent auditor.

Bank-only Financial Statements

1. Summary of significant operating results for the first quarter of 2002.

Operating results after review by the independent auditor remained the same as the preliminary results released on April 19, 2002.

On a bank-only basis, the Bank achieved a net profit of Baht 327 million in the first quarter of 2002, compared with Baht 559 million in the same quarter of 2001. The decrease was attributed to the increase in loss provision amounting to Baht 3,099 million, compared with Baht 1,839 million in the same quarter of 2001. Net profit before loan loss provision was recorded at Baht 3,426 million compared with Baht 2,396 million in the same quarter last year. The improvement resulted mainly from an increase in non-interest income of Baht 945 million or 62.2% from the same quarter last year, to Baht 2,464 million. The increase was from Baht 578 million increase in gain on investment and Baht 259 million increase in other fee & service income.

2. Balance Sheet as at March 31, 2002

Total loans outstanding before allowance for doubtful accounts were Baht 480,140 million and allowance for doubtful accounts was Baht 60,129 million. Net loans after loan loss reserve were Baht 422,432 million, a decrease of Baht 12,549 million from the end of last year. Accrued interest receivables were Baht 2,421 million, an increase of Baht 172 million from the end of last year.

Total deposits stood at Baht 607,846 million, an increase of Baht 6,856 million or 1.1% from the end of last year.

Shareholders' equity stood at Baht 63,369 million, equivalent to a book value of Baht 20.23 per share (December 2001 : Baht 19.78 per share). Total capital funds were Baht 75,819 million or 16.3% of total risk assets, of which 10.4% was Tier 1 capital.

3. Non-Performing Loans and Problem Classified Loans

The Bank had Non-Performing Loan (NPLs) including Interbank and Money Market Items as at March 31, 2002 of Baht 87,518 million, or 18.8% of total loans, increased from Baht 84,928 million (18.5% of total loan) at the end of last year.

Problem Classified Loans (Substandard and lower) as at Match 31, 2002 were Baht 131,930 million, or 27.1% of total classified loans excluding Interbank and Money Market Items. The Bank wrote back Baht 35,968 million worth of loan and simultaneously increased loan loss provision in the Consolidated and Bank-only balance sheet to be consistent with Bank of Thailand announcement dated February 18, 2002 on "Worthless or irrecoverable assets or assets with doubtful value of recoverability". Excluding the write back, Problem Classified Loans as at March 2002 would be Baht 95,962 million or 21.3%, compared with Baht 108,679 million or 23.5% at the end of 2001.

Consolidated Financial Statements

On a consolidated basis, the Bank posted a net profit of Baht 327 million in the first quarter of 2002. Income and expenses showed the same trends as in the Bank only results. Non-interest income increased from Baht 1,855 million in the first quarter of 2001 to Baht 2,871 million in the first quarter of 2002. Non-interest expenses slightly decreased from Baht 3,528 million in the first quarter of 2001 to Baht 3,502 million in this quarter.

As at March 31, 2002, total consolidated assets of the Bank and its subsidiaries were Baht 730,542 million (December 2001: Baht 723,081 million), while consolidated liabilities were Baht 666,208 million (December 2001: Baht 660,205 million), and total shareholders' equity was Baht 64,334 million (December 2001: Baht 62,877 million).

The Siam Commercial Bank PCL
May 15, 2002
www.scb.co.th

Attachment :

Table 1: Trend of loan portfolio by aging

Table 2: Classified loans and allowance for doubtful accounts based on Bank of Thailand's regulation.

Attachment 1

SIAM COMMERCIAL BANK PCL : Trend of Loan Portfolio by Aging

Unit : Million Baht

As of	Total	Total Portfolio Aging Profile: Normal		1.0-2.9 months		3.0-5.9 months		6.0-11.9 months		+12.0 months		>=3.0 months	
		Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Dec-99	495,206.7	365,326.6	73.8%	16,218.3	3.3%	11,233.1	2.3%	21,679.9	4.4%	80,748.8	16.3%	113,661.8	22.95%
Mar-00	490,686.1	365,624.3	74.5%	14,973.3	3.1%	10,705.2	2.2%	20,301.0	4.1%	79,082.3	16.1%	110,088.5	22.44%
Jun-00	481,615.3	365,428.0	75.9%	14,886.7	3.1%	6,311.2	1.3%	12,947.7	2.7%	82,041.7	17.0%	101,300.6	21.03%
Sep-00	487,704.4	386,444.1	79.2%	8,097.2	1.7%	6,732.9	1.4%	8,875.5	1.8%	77,554.6	15.9%	93,163.0	19.10%
Dec-00	488,025.9	381,454.4	78.2%	12,309.8	2.5%	7,741.5	1.6%	7,838.6	1.6%	78,681.6	16.1%	94,261.7	19.31%
Jan-01	492,700.5	382,948.1	77.7%	12,613.5	2.6%	9,937.6	2.0%	8,825.1	1.8%	78,376.2	15.9%	97,138.9	19.72%
Feb-01	492,090.3	378,391.2	76.9%	15,844.8	3.2%	10,126.0	2.1%	7,262.4	1.5%	80,465.9	16.4%	97,854.3	19.89%
Mar-01	491,120.1	379,363.7	77.2%	10,891.9	2.2%	11,483.8	2.3%	9,206.7	1.9%	80,174.0	16.3%	100,864.5	20.54%
Apr-01	490,552.4	380,410.5	77.5%	9,725.9	2.0%	11,326.3	2.3%	9,962.2	2.0%	79,127.5	16.1%	100,416.0	20.47%
May-01	482,523.7	357,754.2	74.1%	23,960.1	5.0%	9,469.3	2.0%	12,362.9	2.6%	78,977.2	16.4%	100,809.4	20.89%
Jun-01	476,331.8	365,952.0	76.8%	10,826.7	2.3%	7,395.5	1.6%	14,725.0	3.1%	77,432.6	16.3%	99,553.1	20.90%
Jul-01	477,886.7	360,410.4	75.4%	11,488.0	2.4%	13,255.0	2.8%	14,416.5	3.0%	78,316.8	16.4%	105,988.3	22.18%
Aug-01	482,523.0	365,803.3	75.8%	9,819.6	2.0%	16,777.7	3.5%	10,736.3	2.2%	79,386.1	16.5%	106,900.1	22.15%
Sep-01	481,099.3	361,906.1	75.2%	13,588.6	2.8%	13,135.6	2.7%	16,264.6	3.4%	76,204.4	15.8%	105,604.6	21.95%
Oct-01	470,580.0	359,098.1	76.3%	10,817.2	2.3%	9,797.3	2.1%	15,446.8	3.3%	75,420.6	16.0%	100,664.7	21.39%
Nov-01	465,784.1	357,802.1	76.8%	8,012.4	1.7%	8,939.3	1.9%	16,976.3	3.6%	74,054.0	15.9%	99,969.6	21.46%
Dec-01	459,053.3	364,215.9	79.3%	9,909.2	2.2%	5,941.3	1.3%	10,512.4	2.3%	68,474.4	14.9%	84,928.2	18.50%
Jan-02	457,835.8	366,664.9	80.1%	7,094.2	1.5%	5,958.7	1.3%	9,959.8	2.2%	68,158.2	14.9%	84,076.7	18.36%
Feb-02	462,418.4	366,553.2	79.3%	10,139.9	2.2%	6,359.1	1.4%	10,260.9	2.2%	69,105.3	14.9%	85,725.3	18.54%
Mar-02	464,976.8	366,117.3	78.7%	11,341.9	2.4%	6,101.4	1.3%	10,144.1	2.2%	71,272.1	15.3%	87,517.6	18.82%

Note : Loans stated at principal amount only

Loans per the above table included interbank and money market items and were net of written-off according to Bank of Thailand's guideline as of February 18, 2002

Attachment 2

Siam Commercial Bank PCL

Classified Loans and Allowance for Doubtful Accounts per Bank of Thailand's Regulation

Unit : Million Baht

Classified Loans	March 02		December 01	
	Amount	Allowance for classified loans	Amount	Allowance for classified loans
Normal	336,348.4	1,708.1	334,318.7	2,007.3
Special Mention	17,721.4	168.3	18,702.1	153.9
Substandard	21,187.9	916.4	26,175.9	833.7
Doubtful	19,009.7	4,159.1	22,099.9	4,356.8
Doubtful Loss	91,732.8	35,968.4	60,403.6	-
Total	486,000.3	42,920.3	461,700.2	7,351.7
General Allowance		8,728.6		8,414.7
Revaluation Allowance for Debt Restructuring		8,480.3		7,768.6
Total Allowance		60,129.2		23,535.0

Problem Classified Loans (Substandard and lower)	131,930.4		108,679.4	
% of Total Classified Loans Excluding Interbank and Money Market Items	27.1%		23.5%	

Note : Loans stated at principal amount plus unpaid accrued interests and related claims, excluding interbank and money market items. As at March 31, 2002, loans and related allowance for doubtful accounts of Baht 35,968 million were written back to conform with BOT's notification dated February 18, 2002 regarding worthless or irrecoverable assets with doubtful value of recoverability. Excluding the write-back, Problem Classified Loans would be Baht 95,962 million or 21.3%.

(TRANSLATION)

C.B.1.1

The Siam Commercial Bank Public Company Ltd.

Summary Statement of Liabilities and Assets

As of April 30, 2002

Assets	Baht	Liabilities	Baht
Cash	9,550,123,471.61	Deposits	609,539,306,510.92
Interbank and money market items	90,119,530,412.48	Interbank and money market items	14,751,171,420.73
Securities purchased under resale agreements	31,855,000,000.00	Liabilities payable on demand	3,523,346,085.75
Investments in securities, net	129,122,027,333.41	Securities sold under repurchase agreements	-
(with obligations Baht 17,861,540,000.00)		Borrowings	25,364,436,680.44
Credit advances (net of allowance for doubtful accounts)	422,624,143,505.14	Bank's liabilities under acceptances	605,798,355.49
Accrued interest receivables	2,406,898,878.51	Other liabilities	10,637,781,681.42
Properties foreclosed	11,875,840,032.68	**Total Liabilities**	664,421,840,734.75
Customers' liabilities under acceptances	605,798,355.49	**Shareholders' Equity**	
Premises and equipment, net	19,559,908,811.41	Paid-up share capital	
Other assets	10,876,854,944.57	(registered share capital Baht 70,000,000,000.00)	31,311,547,150.00
		Reserves and net profit after appropriation	23,672,444,397.30
		Other reserves and profit and loss account	9,190,293,463.25
		Total Shareholders' Equity	64,174,285,010.55
Total Assets	728,596,125,745.30	**Total Liabilities and Shareholders' Equity**	728,596,125,745.30
Customers' liabilities under unmatured bills	2,993,890,832.92	Bank's liabilities under unmatured bills	2,993,890,832.92
Total	731,590,016,578.22	**Total**	731,590,016,578.22

	Baht
Non-Performing Loans	89,170,674,000.00
(19.00 percents of total loans before allowance for doubtful accounts)	
Loans to related parties	23,611,328,464.34
Loans to related asset management companies	Nil
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	76,219,109,310.14
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's asstes and liabilities	
Total assets	8,046,666,581.64
Total liabilities	23,591,899.53
Significant contingent liabilities	
Avals to bills and guarantees of loans	4,067,166,639.06
Letters of credit	6,649,911,037.26

(Mrs. Ongorn Abhakorn Na Ayudhya)
Senior Vice President
Corporate Planning and Information Department

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer
9 Rutchadapisek Road, Bangkok 10900

http://www.scb.co.th

Remark

A) Definition of the items in shareholders' equity per C.B.1.1

- Paid-up share capital represented par value of the issued and paid-up preferred share and ordinary share
- Reserves and net profit after appropriation comprised the following items :
  : Premium on preferred share and ordinary share
  : Appropriated and unappropriated retained earnings as at the end of the year 2001
  : Legal reserve and other reserve
  : Unrealized gain (loss) from securities valuation
- Other reserves and profit and loss account comprised the following items :
  : Unrealized increment per land and premises appraisal
  : Currency translation adjustment
  : Profit of the current year

B) Loans to related parties were mainly loans to the top managements and the following companies

- The companies which were at least 10% owned by the Bank. The shares are held either for investment or to comply with debt restructuring agreements
- The subsidiaries and associates of the Crown Property Bureau, the Bank's major shareholder

A list of related companies was presented in the notes to the financial statements.

(Translation)

Date : 29/05/45

SCB REPORTS TRANSFER OF NAVA 84 CO.,LTD. SHARES TO SETTLE THE SIAM COMMERCIAL DEVELOPMENT CO.,LTD.'S DEBT.

Transaction Date	:	May 28,2002
Involves Parties	:	Debtor : Siam Commercial Development Co.,Ltd. (SCD) Creditor : Siam Commercial Bank PCL. (SCB)
Relationship of the parties	:	Siam Commercial Development Co.,Ltd. is related company. SCB hold 25,000 shares of SCD, being 10% of paid-up capital.
Transaction Assets	:	Nava 84 Co., Ltd's ordinary shares
Objective	:	SCD will transfer Nava 84 Co.,Ltd. shares to SCB to settle debt, as states in SCD's debt restructuring plan.
Type of Business	:	Nava 84 Co.,Ltd. incorporates as a holding Company.
Registered Capital	:	1,500,000,000.00 Baht (Par value of 10 Baht per share) divideinto • 50,000,000 ordinary shares, fully paid. • 100,000,000 ordinary shares, 70.30% paid-up
Nunber of shares	:	37,499,998 shares Divided into • 12,499,998 ordinary shares, fully paid • 25,000,000 ordinary shares, 70.30% paid-up
Price	:	4.57 Baht per share (using weighted average shares)
Total Value of Transaction	:	137,442,741 Baht
Percentage of shares	:	After this transaction, SCB will held 25.00% in Nava 84 Co.,Ltd.
Transaction Size	:	0.52% of SCB's net assets, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

(Translation)

Date : 29/05/02

SCB has invested in ordinary shares of SG LAND Co.,Ltd

Transaction Date : 28 May 2002
Transaction Asset : Ordinary Share of Sg land Co.,Ltd
Objective : Debt restructuring
Type of Business : Property Development
Registered and Paid in Capital : 225,000,000 Baht divided into 45,000,000 shares with the par value of 5 Baht per share
Number of Shares : 9,900,000 Shares
Value of Investment : 1.00 Baht
Percentage of Shares :

	Share amount	%
Current share amount	13,050,000	29.00
New share amount	9,900,000	22.00
Total share amount	22,950,000	51.00

Transaction Size : 0.00% of SCB 's Net Asset Value,hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction

(Translation)

BSS 450060 May 30, 2002

President,
The Stock Exchange of Thailand

Re: Change in the exercise date of warrants to purchase preferred shares of Siam Commercial Bank PCL (SCB-W)

Dear Sir,

Reference is made to Siam Commercial Bank PCL's warrants to purchase preferred shares (SCB-W) issued to subscribers of the Bank's ordinary shares during December 18-24, 1997 and eligible investors as stipulated by the SEC. The warrants which are traded on the Stock Exchange, have the following features:

Amount issued:	115,000,883 units
Term:	5 years (June 22, 1999 - June 22, 2004)
Exercise ratio:	1 unit of warrant is entitled to purchase 1 preferred share
Exercise price:	Baht 38.70 per share
Exercise date:	Every 3 months on March 22 June 22 September 22 and December 22

Since June 22, 2002 is a bank holiday, the exercise date will be changed as follows:

Notice of exercise period:	June 8-21, 2002
Exercise date:	June 24, 2002
Place:	Siam Commercial Bank PCL's head office and all branches
Exercise procedure:	1. Holders of warrants must file notice of exercise with the Bank at the Bank's head office or any branch during 08.30 a.m. - 15.30 p.m. 2. Form of exercise notice is obtainable at the Bank's head office and all branches. 3. The following documents must be delivered for the exercise 1. Notice of exercise to purchase preferred shares which are correctly and completely filled in 2. Warrant certificates in the amount specified in the notice of exercise 3. Payment equivalent to the amount specified in the notice of exercise paid by cash, cheque, or bank's cheque, crossed and payable to "Account for Warrants of Siam Commercial Bank PCL". The cheque must be dated on the same day of the exercise rights and can be collectible from the same clearing area of the branch over where the warrant holder exercises his right. The exercise rights to purchase preferred share will be valid only when the amount specified in the cheque has been received by the Bank.
Warrants in scripless system:	Holders of warrants in scriptless system have to complete an application form for the issuance of warrant certificate and file such application with the securities company which acts as their securities broker in order for such broker to inform the Thailand Securities Depository Company Limited to issue the warrant certificates to the holders.
Warrant exercise by non-Thai persons:	Non -Thai persons may exercise the whole or part of their warrant holdings provided that on the exercise date such exercise does not cause a breach of the Bank's Articles or any other applicable laws concerning foreign ownership of the Bank. The Bank reserves the right not to issue preferred shares to non-Thai persons who exercise the warrants provided that such exercise causes a breach of the aforementioned Bank's Articles and applicable laws and the Bank has no obligation to indemnify these persons.

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Translation)

BSS 450064 June 5, 2002

President,
The Stock Exchange of Thailand

Re: Change in the date for conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year. Since June 30, 2002 is a bank holiday, the conversion date will be changed as follows:

Conversion Notice	June 14 - 28, 2002
Exercise Date	June 28, 2002
Exercise Procedure	(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading. (2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading. (3) Documents required to be delivered for conversion are: 1. form of conversion notice as prescribed by the Bank 2. preferred shares certificate or any replacement thereof (as prescribed by SET); and 3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport, in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.
Place for Exercise	(1) Thailand Securities Depository Company Limited; or (2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.
Yours faithfully,
The Siam Commercial Bank PCL
(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Risk Management and Planning Division

(Translation)

Date : June 7, 2002

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of May 2002.

(TRANSLATION)

C.B.1.1

The Siam Commercial Bank Public Company Ltd.

Summary Statement of Liabilities and Assets

As of May 31, 2002

Assets	Baht	Liabilities	Baht
Cash	9,466,937,590.72	Deposits	604,168,681,354.52
Interbank and money market items	84,059,708,380.19	Interbank and money market items	19,323,442,357.94
Securities purchased under resale agreements	36,400,000,000.00	Liabilities payable on demand	3,507,573,914.73
Investments in securities, net	134,729,211,568.26	Securities sold under repurchase agreements	-
(with obligations Baht 17,756,540,000.00)		Borrowings	25,270,601,838.61
Credit advances (net of allowance for doubtful accounts)	419,900,702,619.78	Bank's liabilities under acceptances	604,588,593.17
Accrued interest receivables	2,464,549,358.10	Other liabilities	10,838,661,674.36
Properties foreclosed	11,852,842,901.89	**Total Liabilities**	663,713,549,733.33
Customers' liabilities under acceptances	604,588,593.17	**Shareholders' Equity**	
Premises and equipment, net	19,466,692,046.63	Paid-up share capital	
Other assets	10,579,028,327.73	(registered share capital Baht 70,000,000,000.00)	31,311,547,150.00
		Reserves and net profit after appropriation	24,975,375,513.98
		Other reserves and profit and loss account	9,523,788,989.16
		Total Shareholders' Equity	65,810,711,653.14
Total Assets	729,524,261,386.47	**Total Liabilities and Shareholders' Equity**	729,524,261,386.47
Customers' liabilities under unmatured bills	3,124,827,927.36	Bank's liabilities under unmatured bills	3,124,827,927.36
Total	732,649,089,313.83	**Total**	732,649,089,313.83

	Baht
Non-Performing Loans	90,560,385,000.00
(19.54 percents of total loans before allowance for doubtful accounts)	
Loans to related parties	23,026,374,439.17
Loans to related asset management companies	Nil
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	76,214,002,771.19
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's asstes and liabilites	
Total assets	7,645,520,897.36
Total liabilities	18,454,382.19
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,679,997,072.29
Letters of credit	7,226,016,995.13

(Mrs. Ongorn Abhakorn Na Ayudhya)
Senior Vice President
Corporate Planning and Information Department

(Mr.Yokporn Tantisawetrat)
Executive Vice President
Acting President and Chief Executive Officer
9 Rutchadapisek Road, Bangkok 10900

http://www.scb.co.th

(Translation)

Date : 2/07/45

SCB INVESTED 5,000,000 NEW ORDINARY SHARES OF BNH MEDICAL CENTRE CO.,LTD

Transaction Date : June 28, 2002
Transaction Asset : New Ordinary Share of BNH Medical Centre Co.,Ltd
Objective : Debt Restructuring

Type of Business : Hospital
Current Registered and : 186,119,350 Baht can be divided into 18,611,935 shares at
Paid-up Capital the par value of 10 baht/share
New Registered and : 586,119,350 Baht can be divided into 58,611,935 shares at
Paid-up Capital the par value of 10 baht/share
Type of Transaction : SCB invested in new ordinary shares of BNH Medical Centre Co.,Ltd

Type of Transaction	Par Value (Baht/share)	Buying Price (Baht/share)	No. of Shares (Shares)	Value of Transaction (Baht)
SCB bought new Ordinary Shares	10.00	7.50	5,000,000	37,500,000

Proportion : After this transaction, SCB will hold 7,620,307 shares which is equal to 13.00% of registered and paid up capital.

Transaction Size : 0.01% of SCB's total Asset, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction

(Translation)

July 5, 2002

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the June 28, 2002 exercise date, applications for conversion were for 24,171,558 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB-W exercise	57,667	Shares
Number of preferred shares already converted	(345,008,426)	Shares
Conversion per this exercise date (June 28, 2002)	(24,171,558)	Shares
Convertible preferred shares outstanding	2,130,877,683	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	42,336,975	Shares
Previous conversion from preferred shares	345,008,426	Shares
Conversion per this exercise date (June 28, 2002)	24,171,558	Shares
Total ordinary shares outstanding	1,000,277,032	Shares
No. of new converted shares held by **foreign** shareholders	22,702,600	Shares
No. of new converted shares held by **local** shareholders	1,468,958	Shares

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL
(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Risk Management and Planning Division

(Translation)

Date : July 5, 2002

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of June 2002.

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS 450045 April 3, 2002

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the March 29, 2002 exercise date, applications for conversion were for 96,418,336 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	57,667	Shares
Number of preferred shares already converted	(248,590,090)	Shares
Conversion per this exercise date (March 29, 2002)	(96,418,336)	Shares
Convertible preferred shares outstanding	2,155,049,241	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	42,336,975	Shares
Previous conversion from preferred shares	248,590,090	Shares
Conversion per this exercise date (March 29, 2002)	96,418,336	Shares
Total ordinary shares outstanding	976,105,474	Shares
No. of new converted shares held by **foreign** shareholders	93,877,601	Shares
No. of new converted shares held by **local** shareholders	2,540,735	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Risk Management and Planning Division

- Translation -

No. Gor 4608 Garuda Emblem Department of Commercial Registration, Ministry of Commerce

Certificate

This is to certify that The Siam Commercial Bank Public Company Limited has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993). The registered particulars are as follows:

1. Directors consist of 14 persons namely:

1) Mr. Anand Panyarachun	2) Mr. Viroj Phutrakul
3) Mr. Chirayu Isarangkun Na Ayuthaya	4) M.L. Usni Pramoj
5) Khunying Jada Wattanasiritham	6) Mr. Aswin Kongsiri
7) M.R. Disnadda Diskul	8) Mr. Peter Seah Lim Huat
9) Mr. John William Hancock	10) Mr. Vichit Suraphongchai
11) Mr. Verachai Tantikul	12) Mr. Bodin Asvanich
13) Mrs. Kannikar Chalitaporn	14) Mr. Mahito Kageyama

2. Authorization and limitation of authorization of the directors

2.1 Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors,or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Aswin Kongsiri and Mr. Bodin Asvanich may jointly sign.

2.2 Limitation of authorization of the directors is-none-

3. Capital

3.1 Registered capital is Baht 70,000,000,000 (Seventy Billion Baht).

3.2 Paid up capital is Baht 31,311,547,150 (Thirty One Billion Three Hundred Eleven Million Five Hundred Forty Seven Thousand One Hundred and Fifty Baht).

4. The address of the principal office is No. 9 Ratchadapisek Road, Kwaeng Ladyao, Khet Jatujak, Bangkok Metropolis.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

K. [signature]

- Translation -

5. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 2 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Commercial Registration.

Issued on April 5, B.E. 2545 (A.D. 2002)

Signature
(Mr. Nuttapas Sansantithom)
Registrar

Department of Commercial Registration Garuda Emblem Ministry of Commerce

Remarks : The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a Public Limited Company on February 19, B.E. 2536 (A.D. 1993).

10 MAY 2002

No. 094960

Bangkok

Seen at the Ministry of Foreign Affairs

(MR. SARASNANT M...)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

MINISTRY OF FOREIGN AFFAIRS

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

- *Translation* -

Form Bor Mor Jor. 005
Registered on April 5, B.E. 2545 (A.D. 2002)

Document attached to the application no.08450405-18

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

Garuda Emblem
No.Gor 4609 (total 2 page)
The copy of this document is true and identical to the copy of its original received by the Department of Commercial Registration on April 5, B.E. 2545 (A.D. 2002), issued on April 5, B.E. 2545 (A.D. 2002)
(Signature)
Mr. Nuttapas Sansantithom
Registrar

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is 31,311,547,150 Baht (Thirty One Billion Three Hundred Eleven Million Five Hundred Forty Seven Thousand One Hundred and Fifty Baht)

10 MAY 2002
No.
Bangkok
094963
Seen at the Ministry of Foreign Affairs
(MR. SARASNANT ...)
Legal Officer
Department of Consular Affairs
Ministry of Foreign Affairs

2. Total amount of shares distributed 3,131,154,715 shares (Three Billion One Hundred Thirty One Million One Hundred Fifty Four Thousand Seven Hundred and Fifteen shares)

categorized into

(a) Shares to be paid-up in money
ordinary share 976,105,474 shares (Nine Hundred Seventy Six Million One Hundred Five Thousand Four Hundred and Seventy Four shares)
preference share 2,155,049,241 shares (Two Billion One Hundred Fifty Five Million Forty Nine Thousand Two Hundred and Forty One shares)

(b) Shares to be paid-up other than in money
ordinary share ___-___ share (___-___)
preference share ___-___ share (___-___)

(c) Shares to be paid-up other than specified in (a) and (b)
ordinary share ___-___ share (___-___)
preference share ___-___ share (___-___)

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totalling ___-___ page

(Signed) ___Signature___ Applicant
(Khunying Jada Wattanasiritham)

SIAM NITI LAW OFFICE CO., LTD

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Ratchada Bhisek Road, Bangkok 10900.
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

Translation from Thai Text
No. Tor Thor. 14-450278 22 April , 2002

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of
The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of April 17, 2002)

	Description	Unit
1.	Sold subordinated convertible debentures in first placement	6,000,000
	Converted debentures	1,270,110
	Debentures requested conversion	-
	Outstanding unconverted debentures	4,729,890
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	42,336,975
	Requested - conversion - common - stocks	-
	Outstanding common stocks for conversion	157,663,025
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	-

Respectfully yours,
The Siam Commercial Bank Public Company Limited

Registrar 1 Team
Capital Market Department
Tel : 544 - 3943- 48

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS. 450070

June 27, 2002

President,

The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL'S issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issue during December 18-24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8-21) June 22 (notification date June 8-21) September 22 (notification date September 8-21) and December 22 (notification date December 8-21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For June 24, 2002 there were no applications to exercise the warrants.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President,

Risk Management and Planning Division

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

Quarter ended March 31, 2002

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of The Siam Commercial Bank Public Company Limited and its subsidiaries and the balance sheet of The Siam Commercial Bank Public Company Limited as at March 31, 2002, and the related consolidated and Bank's statements of income, changes in shareholders' equity, retained earnings and cash flows for the quarters ended March 31, 2002 and 2001. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. The Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles and as described in Notes 2 and 3 to the interim financial statements.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the Bank's financial statements for the year ended December 31, 2001, and expressed an unqualified opinion in our report dated February 22, 2002. The consolidated and the Bank's balance sheets as at December 31, 2001, presented herein for comparison, have been derived from such consolidated and Bank's financial statements which we have audited and reported. We have not preformed any other audit procedures subsequent to such report date.

As described in Note 2.1 to the interim financial statements, the consolidated and the Bank's financial statements for the quarter ended March 31, 2002, have been presented in accordance with the BOT's Notification regarding the presentation of balance sheet and statement of income of commercial banks dated May 10, 2001. The Bank has restated the interim financial statements for the quarter ended March 31, 2001, presented for comparison accordingly.

As discussed in Note 1 to the interim financial statements, Thailand and many Asia-Pacific countries has experienced economic difficulties since 1997. This has affected the operations of banks operating in Thailand including the Bank and its subsidiaries. The accompanying consolidated and the Bank's financial statements reflect management assessment of the possible impact of the economic conditions of the position of the Bank and its subsidiaries. The ultimate effect of such uncertainties on the financial position of the Bank and its subsidiaries cannot be presently determined.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
May 13, 2002

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited" As at March 31, 2002	As at December 31, 2001	"Unaudited" As at March 31, 2002	As at December 31, 2001
ASSETS				
CASH	9,502,738	11,326,368	9,395,749	11,245,478
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	15,761,525	6,738,825	14,842,135	5,788,014
Non - interest bearing	4,892,846	3,584,076	4,837,420	3,440,342
Foreign items				
Interest bearing	81,815,102	65,395,105	79,672,412	63,538,285
Non - interest bearing	3,225,904	1,749,902	2,426,616	1,243,597
Total Interbank and Money Market Items	105,695,377	77,467,908	101,778,583	74,010,238
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	21,055,000	28,480,000	21,055,000	28,480,000
INVESTMENTS (Note 4.2)				
Short-term investments - net	19,365,368	24,187,036	18,411,639	21,074,023
Long-term investments - net	99,020,044	93,396,934	96,844,126	91,196,873
Investments in subsidiaries and associated companies - net	2,859,985	2,908,062	12,471,861	12,536,108
Total Investments - net	121,245,397	120,492,032	127,727,626	124,807,004
LOANS AND ACCRUED INTEREST RECEIVABLES				
Loans (Notes 4.3 and 4.5)	483,949,555	459,944,949	480,140,626	456,267,174
Accrued interest receivables	2,570,703	2,405,008	2,421,016	2,249,517
Total Loans and Accrued Interest Receivables	486,520,258	462,349,957	482,561,642	458,516,691
Less Allowance for doubtful accounts (Note 4.4)	(53,799,599)	(17,851,628)	(51,648,930)	(15,766,353)
Less Revaluation allowance for debt restructuring (Note 4.4)	(9,063,473)	(8,087,164)	(8,480,283)	(7,768,641)
Net Loans and Accrued Interest Receivables	423,657,186	436,411,165	422,432,429	434,981,697
PROPERTIES FORECLOSED - NET	12,082,644	11,689,429	11,802,787	11,404,793
CUSTOMERS' LIABILITY UNDER ACCEPTANCES	608,321	475,867	608,321	475,867
PREMISES AND EQUIPMENT - NET	25,068,242	25,266,255	19,601,916	19,783,892
NET INTER - ACCOUNT BALANCE	2,495,402	3,284,025	2,495,402	3,284,024
ASSETS PENDING TRANSFER	3,359,168	2,896,865	3,359,168	2,896,865
OTHER ASSETS - NET	5,772,110	5,291,405	4,519,023	4,020,718
TOTAL ASSETS	**730,541,585**	**723,081,319**	**724,776,004**	**715,390,576**

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited" As at March 31, 2002	As at December 31, 2001	"Unaudited" As at March 31, 2002	As at December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Deposits in Baht	593,469,685	588,400,286	593,368,606	585,915,153
Deposits in foreign currencies	17,467,082	17,579,628	14,477,783	15,075,078
Total Deposits	610,936,767	605,979,914	607,846,389	600,990,231
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	7,070,333	6,321,817	6,980,434	6,257,079
Non - interest bearing	1,626,195	1,417,943	1,692,009	1,398,451
Foreign items				
Interest bearing	3,671,514	3,161,930	3,672,599	3,211,227
Non - interest bearing	739,251	514,288	732,517	527,883
Total Interbank and Money Market Items	13,107,293	11,415,978	13,077,559	11,394,640
LIABILITIES PAYABLE ON DEMAND	3,560,189	3,585,150	3,559,480	3,583,585
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	6,000	10,000		-
LONG - TERM BORROWINGS	25,751,957	25,915,938	25,357,957	25,521,939
BANK'S LIABILITIES UNDER ACCEPTANCES	608,321	475,867	608,321	475,867
INTEREST PAYBLE ON DEPOSITS	3,658,658	3,738,194	3,646,296	3,728,620
LIABILITIES PENDING TRANSFER	4,441,871	5,111,851	4,440,537	5,108,540
OTHER LIABILITIES	4,137,021	3,971,761	2,870,777	2,645,896
TOTAL LIABILITIES	666,208,077	660,204,653	661,407,316	653,449,318

BALANCE SHEETS (CONTINUED)

BAHT '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited" As at March 31, 2002	As at December 31, 2001	"Unaudited" As at March 31, 2002	As at December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
6,078,994,732 preferred shares of Baht 10.00 each	60,789,947	60,789,947	60,789,947	60,789,947
921,005,268 ordinary shares of Baht 10.00 each	9,210,053	9,210,053	9,210,053	9,210,053
Issued and paid - up share capital				
2,251,467,577 preferred shares of Baht 10.00 each, fully paid	22,514,676		22,514,676	
2,256,165,277 preferred shares of Baht 10.00 each, fully paid		22,561,653		22,561,653
879,687,138 ordinary shares of Baht 10.00 each, fully paid	8,796,871		8,796,871	
874,989,438 ordinary shares of Baht 10.00 each, fully paid		8,749,894		8,749,894
PREMIUM ON PREFERRED SHARES	35,067,306	35,140,474	35,067,306	35,140,474
PREMIUM ON ORDINARY SHARES	20,495,291	20,422,123	20,495,291	20,422,123
UNREALIZED INCREMENT PER LAND APPRAISAL	4,621,051	4,621,051	4,621,051	4,621,051
UNREALIZED INCREMENT PER PREMISES APPRAISAL	3,931,375	3,962,015	3,931,375	3,962,015
REVALUATION SURPLUS ON INVESTMENTS	5,925,620	4,655,704	5,925,620	4,655,704
FOREIGN CURRENCY TRANSLATION	(24,037)	114,863	(24,037)	114,863

BALANCE SHEETS (CONTINUED)

BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"Unaudited" As at March 31, 2002	As at December 31, 2001	"Unaudited" As at March 31, 2002	As at December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
RETAINED EARNINGS				
Appropriated				
Legal reserve	695,000	695,000	695,000	695,000
Others	23,081,000	23,081,000	23,081,000	23,081,000
Unappropriated (Deficit)	(61,735,465)	(62,062,519)	(61,735,465)	(62,062,519)
TOTAL SHAREHOLDERS' EQUITY OF THE BANK	63,368,688	61,941,258	63,368,688	61,941,258
MINORITY INTEREST	964,820	935,408		-
TOTAL SHAREHOLDERS' EQUITY	64,333,508	62,876,666	63,368,688	61,941,258
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**730,541,585**	**723,081,319**	**724,776,004**	**715,390,576**
OFF - BALANCE SHEET ITEMS - CONTINGENCIES (Note 4.7)				
AVALS TO BILLS AND GUARANTEES OF LOANS	3,939,184	4,821,149	3,939,184	4,821,149
LIABILITY UNDER UNMATURED IMPORT BILLS	3,143,497	3,258,953	3,143,497	3,258,953
LETTERS OF CREDIT	6,639,636	8,812,543	6,586,520	8,730,173
OTHER CONTINGENCIES	340,455,362	321,260,934	340,224,937	321,064,211

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Dr. Vichit Suraphongchai)
Chairman of the Executive Committee

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
INTEREST AND DIVIDEND INCOME				
Interest on loans	5,841,835	6,500,048	5,818,541	6,460,689
Interest on interbank and money market items	545,217	914,072	540,262	912,462
Investments	1,284,369	1,443,861	1,239,946	1,389,701
Total Interest and Dividend Income	7,671,421	8,857,981	7,598,749	8,762,852
INTEREST EXPENSES				
Interest on deposits	3,055,113	4,088,125	3,034,458	4,056,992
Interest on interbank and money market items	87,923	301,474	87,362	293,440
Interest on long - term borrowings	347,673	357,368	338,511	348,699
Total Interest Expenses	3,490,709	4,746,967	3,460,331	4,699,131
Net Interest and Dividend Income	4,180,712	4,111,014	4,138,418	4,063,721
BAD DEBT AND DOUBTFUL ACCOUNTS	2,737,059	1,706,792	2,672,121	1,739,524
LOSS ON DEBT RESTRUCTURING	437,776	107,235	427,009	98,235
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring	1,005,877	2,296,987	1,039,288	2,225,962
NON - INTEREST INCOME				
Gain (loss) on investments	560,669	(24,540)	549,067	(29,152)
Income from equity interest in subsidiaries and/or associated companies	(3,732)	15,211	89,290	221,222
Fees and service income				
Acceptances, avals and guarantees	169,517	190,794	169,320	190,833
Others	1,353,589	1,130,865	1,256,916	998,143
Gain on exchanges	385,574	32,331	385,288	66,745
Other income	405,233	510,356	14,552	71,721
Total Non - Interest Income	2,870,850	1,855,017	2,464,433	1,519,512

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31

"UNAUDITED" BAHT : '000

		THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		2002	2001	2002	2001
NON - INTEREST EXPENSES					
Personnel expenses		1,138,709	1,148,088	1,027,380	989,886
Premises and equipment expenses		875,097	959,671	726,811	803,186
Taxes and duties		258,570	292,392	254,071	286,725
Fees and service expenses		197,067	146,359	192,747	143,740
Directors' remuneration		11,302	9,379	9,121	7,336
Contributions to the Financial Institutions Development Fund		615,547	606,614	612,708	602,758
Other expenses		405,668	365,283	353,829	353,317
Total Non - Interest Expenses		3,501,960	3,527,786	3,176,667	3,186,948
INCOME BEFORE TAX		374,767	624,218	327,054	558,526
LESS INCOME TAX		20,964	32,114	-	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARY COMPANIES		353,803	592,104	327,054	558,526
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARY COMPANIES		26,749	33,578	-	-
NET INCOME		**327,054**	**558,526**	**327,054**	**558,526**
BASIC EARNINGS PER SHARE (Note 4.8)	**BAHT**	0.37	0.75	0.37	0.75
DILUTED EARNINGS PER SHARE (Note 4.8)	**BAHT**	0.10	0.18	0.10	0.18

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Dr. Vichit Suraphongchai)
Chairman of the Executive Committee

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE QUARTERS ENDED MARCH 31

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
PREFERRED SHARE CAPITAL				
Beginning balance	22,561,653	23,896,510	22,561,653	23,896,510
Additions	-	94	-	94
Deductions	(46,977)	(18,481)	(46,977)	(18,481)
Ending balance	22,514,676	23,878,123	22,514,676	23,878,123
ORDINARY SHARE CAPITAL				
Beginning balance	8,749,894	7,408,275	8,749,894	7,408,275
Additions	46,977	18,481	46,977	18,481
Ending balance	8,796,871	7,426,756	8,796,871	7,426,756
PERMIUM ON PREFERRED SHARES				
Beginning balance	35,140,474	37,219,431	35,140,474	37,219,431
Deductions	(73,168)	(28,785)	(73,168)	(28,785)
Ending balance	35,067,306	37,190,646	35,067,306	37,190,646
PREMIUM ON ORDINARY SHARES				
Beginning balance	20,422,123	18,329,559	20,422,123	18,329,559
Additions	73,168	29,052	73,168	29,052
Ending balance	20,495,291	18,358,611	20,495,291	18,358,611
UNREALIZED INCREMENT PER LAND APPRAISAL				
Beginning balance	4,621,051	4,722,573	4,621,051	4,722,573
Ending balance	4,621,051	4,722,573	4,621,051	4,722,573
UNREALIZED INCREMENT PER PREMISES APPRAISAL				
Beginning balance	3,962,014	4,120,199	3,962,014	4,120,199
Deductions	(30,639)	(49,414)	(30,639)	(49,414)
Ending balance	3,931,375	4,070,785	3,931,375	4,070,785
REVALUATION SURPLUS (DEFICIT) ON INVESTMENTS				
Beginning balance	4,655,705	2,861,747	4,655,705	2,861,747
Additions	1,269,915	1,139,941	1,269,915	1,139,941
Ending balance	5,925,620	4,001,688	5,925,620	4,001,688

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
FOREIGN CURRENCY TRANSLATION				
Beginning balance	114,863	307,414	114,863	307,414
Additions (deductions)	(138,900)	47,748	(138,900)	47,748
Ending balance	(24,037)	355,162	(24,037)	355,162
RETAINED EARNINGS				
Appropriated				
Legal reserve				
Beginning balance	695,000	695,000	695,000	695,000
Ending balance	695,000	695,000	695,000	695,000
Others				
Beginning balance	23,081,000	23,081,000	23,081,000	23,081,000
Ending balance	23,081,000	23,081,000	23,081,000	23,081,000
Unappropriated				
Beginning balance (Deficit)	(62,062,519)	(62,467,176)	(62,062,519)	(62,467,176)
Additions - Net income	327,054	558,526	327,054	558,526
Ending balance (Deficit)	(61,735,465)	(61,908,650)	(61,735,465)	(61,908,650)
TOTAL SHAREHOLDER'S EQUITY OF THE BANK	63,368,688	61,871,694	63,368,688	61,871,694
MINORITY INTEREST				
Beginning balance	935,408	868,962	-	-
Additions	29,412	11,946	-	-
Ending balance	964,820	880,908	-	-
TOTAL SHAREHOLDER'S EQUITY	**64,333,508**	**62,752,602**	**63,368,688**	**61,871,694**

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF RETAINED EARNINGS

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT)				
Retained earnings (deficit)	(62,062,519)	(62,467,176)	(62,062,519)	(62,467,176)
Addition : Net income for the period	327,054	558,526	327,054	558,526
Total Unappropriated Retained Earnings (Deficit)	(61,735,465)	(61,908,650)	(61,735,465)	(61,908,650)
APPROPRIATED RETAINED EARNINGS				
Legal reserve	695,000	695,000	695,000	695,000
Others	23,081,000	23,081,000	23,081,000	23,081,000
Total Appropriated Retained Earnings	23,776,000	23,776,000	23,776,000	23,776,000
TOTAL RETAINED EARNINGS (DEFICIT)	**(37,959,465)**	**(38,132,650)**	**(37,959,465)**	**(38,132,650)**

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	327,054	558,526	327,054	558,526
Items to reconcile net income to cash received (paid) from operating activities:				
Depreciation and amortization	402,736	463,757	314,932	380,299
Bad debt and doubtful accounts	2,737,059	1,706,792	2,672,121	1,739,524
Loss on debt restructuring	437,776	107,235	427,009	98,235
Loss (reverse) on impairment of investment in securities	(313,713)	74,906	(313,713)	74,906
Gain on sales of investments	(266,911)	(178,146)	(254,361)	(173,470)
Gain on transferring investment portfolio	(3,991)	-	(3,991)	-
Loss (gain) on sales of premises and equipment	(100)	(4,624)	1,262	(3,812)
Loss on sales of property foreclosed	20,026	19,784	20,026	19,784
Gain on exchange rate	(419,829)	(79,127)	(419,734)	(113,520)
Unrealized losses on revaluation of securities	23,946	127,780	22,998	127,716
Amortization of (negative) goodwill	13,034	(2,586)	-	-
Increase in accrued interest and dividend income	(795,613)	(554,141)	(800,148)	(555,099)
Decrease in accrued interest payable	(336,096)	(97,900)	(347,645)	(139,627)
Increase in other accrued expenses	747,612	818,577	733,805	775,550
Loss (income) from equity interest in subsidiary and/or associated companies	3,732	(15,211)	(89,290)	(221,222)
Minority interest in net income from subsidiary companies	26,749	33,578	-	-
Income from operations before changes in operating assets and liabilities	2,603,471	2,979,200	2,290,325	2,567,790
Operating assets (increase) decrease				
Interbank and money market items	(28,149,441)	(18,588,692)	(27,691,729)	(18,631,181)
Securities purchased under resale agreements	7,425,000	(6,234,000)	7,425,000	(6,254,000)
Securities for trading	1,532,948	(2,510,154)	1,367,763	(2,508,218)
Loans and accrued interest receivables	5,519,763	3,365,479	5,393,756	3,392,293
Properties foreclosed	254,264	184,489	246,776	184,791
Other assets	949,663	(735,219)	953,104	(700,680)
Operating liabilities increase (decrease)				
Deposits	4,956,854	11,751,565	6,856,158	14,106,065
Interbank and money market items	1,691,315	5,017,470	1,682,919	5,060,648
Liabilities payable on demand	(24,960)	53,731	(24,105)	53,466
Securities sold under repurchase agreements	(4,000)	22,000	-	-
Other liabilities	(992,957)	1,474,884	(908,791)	1,189,460
Net cash used in operating activities	(4,238,080)	(3,219,247)	(2,408,824)	(1,539,566)

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED" BAHT : '000

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available-for-sale securities	(7,828,988)	(2,821,458)	(7,588,282)	(2,669,936)
Proceeds from sales of available-for-sale securities	8,480,548	4,441,736	6,177,555	2,377,047
Purchase of held-to-maturity securities	(942,296)	(879,866)	(455,262)	(1,051,535)
Proceeds from redemption of held-to-maturity securities	2,996,616	1,777,088	2,584,819	1,777,088
Purchase of general securities	(22)	(343,919)		(13,220)
Proceeds from sales of general securities	79,853	4,717	20,025	4,717
Purchase of investments in subsidiaries and associated companies	(61,678)	(41,515)	(75,657)	(50,000)
Proceeds from sales of investments in subsidiaries and associated companies	51,754	175,496	51,754	175,496
Purchase of premises and equipment	(233,354)	(272,958)	(160,454)	(236,712)
Proceeds from sales of premises and equipment	16,146	102,330	9,826	102,330
Net cash provided by investing activities	2,558,579	2,141,651	564,324	415,275
CASH FLOWS FROM FINANCING ACTIVITIES				
Decrease in long-term borrowings	(5,229)	(642)	(5,229)	(622)
Proceeds from issuance of preferred shares	-	93	-	93
Proceeds from premium on of preferred shares	-	268	-	268
Net cash used in financing activities	(5,229)	(281)	(5,229)	(261)
Increase (decrease) in foreign currency translation	(138,900)	47,749	-	-
Net decrease in cash and cash equivalents	(1,823,630)	(1,030,128)	(1,849,729)	(1,124,552)
Cash and cash equivalents as at January 1,	11,326,368	9,516,596	11,245,478	8,981,542
Cash and cash equivalents as at March 31,	9,502,738	8,486,468	9,395,749	7,856,990

See notes to the interim financial statements

1. ECONOMIC DIFFICULTIES AND OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

Thailand and many Asia-Pacific countries have experienced economic difficulties since 1997. This has affected the operations of banks operating in Thailand including the Bank and its subsidiaries. The accompanying consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and its subsidiaries. The ultimate effect of such uncertainties on the Bank and its subsidiaries cannot be presently determined.

2. BASIS FOR PREPARATION OF THE FINANCIAL STATEMENTS

2.1 The consolidated and the Bank's financial statements for the quarter ended March 31, 2002 and the consolidated and the Bank's balance sheet, presented herein for comparison, which have been derived from the consolidated and the Bank's financial statements for the year ended December 31, 2001, have been prepared in condensed format in accordance with Thai Accounting Standard (TAS) No. 41 "Interim Financial Statements" and presented as prescribed by the Bank of Thailand's notification dated May 10, 2001, regarding the format of balance sheet and statement of income of commercial bank, issued under Banking Act B.E. 2505 and the Bank of Thailand's letter number 1498/2544 dated July 9, 2001. In addition, the interim financial statements have been prepared in accordance with the regulations of The Stock Exchange of Thailand dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements and reports for the financial position and results of operations of listed companies B.E. 2544.

The comparative financial statements for the quarter ended March 31, 2001 are reclassified to comply with the presentation as described above.

The Bank maintains its accounting records in Thai Baht and prepares its statutory financial statements in conformity with financial accounting standards and practices within banking industry in Thailand. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand and the Bank of Thailand's guidelines.

The interim financial statements are intended to provide additional information to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the most recent annual financial statements which have been audited.

2.2 The consolidated financial statements for the quarters ended March 31, 2002 and 2001 and for the year ended December 31, 2001 include the accounts of all branches of the Bank, and 16 subsidiaries whose shares are more than 50% owned by the Bank. Significant related party transactions and balances were eliminated. The subsidiaries are Chatuchak Asset Management Co., Ltd., SCB Resolution Corporation Co., Ltd., The Cambodian Commercial Bank Ltd. (Cambodia), Mahisorn Co., Ltd., SCB Business Service Co., Ltd., SCB Training Center Co., Ltd., Oreo Realty Inc. (United States of America), Thai International Property Development Co., Ltd., Astrakhan Investment Ltd. (Hong Kong), Siam Pitiwat Co., Ltd., SCB Securities Co., Ltd., The Book Club Finance PCL., SCB Research Co., Ltd., Samaggi Insurance PCL., Sub Sri Thai Warehouse PCL. and Techno Holding Co., Ltd. In addition, the interim consolidated financial statements for the quarter March 31, 2001 also included the accounts of Siam Appraisal and Service Co., Ltd. which were sold as at March 31, 2002 and Siam Information and Processing Co., Ltd., and Siam Integrated Service Co., Ltd. which was sold as at December 31, 2001 and SCB Advisory Service Co., Ltd., which is in the process of dissolution.

The consolidated financial statements for the quarters ended March 31, 2002 and 2001 and for the year ended December 31, 2001 do not include 8 companies, which are subsidiaries or the companies that the Bank has significant control, due to their discontinued operations and being in process of dissolution. Such companies are Siam Commercial Development Co., Ltd., Suthakarn Co., Ltd., Thai Manpower Development Co., Ltd., Prime Business Co., Ltd., M & M Service Co., Ltd., Sorathon Co., Ltd., Satayu Co., Ltd. and Supapirom Co., Ltd. and the consolidated financial statements for the quarter ended March 31, 2002, and for the year ended December 31, 2001 do not include another subsidiary which is SCB Advisory Service Co., Ltd. However, there are no material effects over the consolidated financial statements for not including such companies. In addition, the interim consolidated financial statements for the quarter ended March 31, 2002 and for the year ended December 31, 2001 do not include Bangkok Crystal Co., Ltd. and consolidated financial statements for the quarter ended March 31, 2001 do not include ITV PCL because the Bank has intention for temporary holding.

2.3 The interim consolidated financial statements include the adjustments for which the subsidiaries do not record as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		
	As at March 31, 2002	**As at December 31, 2001**	**As at March 31, 2001**
Provision for doubtful debts of subsidiaries and associated companies	-	419	653
Deferred loss on the application of the managed float exchange system of a subsidiary	-	-	98
	For the quarter ended March 31, 2002	**For the year ended December 31, 2001**	**For the quarter ended March 31, 2001**
Bad debt and doubtful accounts (reverse)	-	(234)	-

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS		
	As at March 31, 2002	**As at December 31, 2001**	**As at March 31, 2001**
Provision for doubtful debts and loss from deferred transactions of subsidiaries and associated companies effecting decrease in investments	-	419	751
	For the quarter ended March 31, 2002	**For the year ended December 31, 2001**	**For the quarter ended March 31, 2001**
Bad debt and doubtful accounts (reverse) effecting increase in equity interest in subsidiaries and associated companies	-	(234)	-

2.4 Significant change in the Bank of Thailand's regulation

The Bank of Thailand ("BOT") has issued the notification dated February 18, 2002 regarding the worthless or irrecoverable assets or assets with doubtful in value or irrecoverability of the commercial banks rescinded its requirement for the Bank to write-off loans classified as doubtful loss and related allowance for doubtful accounts for the accounts which the allowance has fully provided for at 100% according to the BOT's notification dated September 21, 1999 regarding the requirement for the commercial banks to write off bad debts. The Bank has considered recording the loans and related allowance for doubtful accounts for the loans classified as doubtful loss which had been written-off, as a written-back in the consolidated and the Bank's balance sheet as at March 31, 2002 amounted to Baht 35,968.4 million to conform to such notification (see Note 4.3.1).

3. SIGNIFICANT ACCOUNTING POLICIES

The Bank adopts accounting standards and calculation method in the interim financial statements consistent with the most recent annual financial statements.

4. ADDITIONAL INFORMATION

4.1 Supplemental disclosures of cash flows information

4.1.1 Cash paid for interest and income tax for the quarters ended March 31 are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	**2001**	**2002**	**2001**
Interest	3,835	4,845	3,808	4,839
Income tax	122	106	28	8

4.1.2 Non-cash items are as follows:

For the quarter ended March 31, 2002, the unrealized gain from securities valuation presented as part of shareholders' equity has increased by Baht 1,269.9 million, in both consolidated financial statements and the Bank's financial statements (March 31, 2001 : increased by Baht 1,139.9 million).

For the quarter ended March 31, 2002, the Bank's convertible preferred shares of Baht 47.0 million (March 31, 2001 : Baht 18.5 million) were converted to be ordinary shares.

For the quarter ended March 31, 2002, the Bank's property foreclosed acquired from debt repayments increased by Baht 667.5 million in the consolidated financial statements (March 31, 2001: increased by Baht 245.6 million) and Baht 664.8 million in the Bank's financial statements (March 31, 2001 : increased by Baht 102.3 million).

For the quarter ended March 31, 2002 the Bank has received securities from debt restructuring process and recorded as available-for-sale securities of Baht 133.5 million.

For the quarter ended March 31, 2002, the Bank has considered recording Baht 35,968.4 million of loans and related allowance for doubtful accounts for the loans classified as doubtful loss which had been written-off, as a written-back in the consolidated financial statements and the Bank's financial statements in order to conform with the BOT's notification dated February 18, 2002, regarding worthless or irrecoverable assets with doubtful value of recovery (see Note 4.3.1).

For the quarter ended March 31, 2002, the Bank has transferred sub-quality assets to TAMC of Baht 3,510.0 million (net of the related allowance for doubtful accounts of Baht 588.5 million) in the consolidated financial statements and the Bank's financial statements. The Bank has the right against the promissory note for transferring such assets and recorded it as held-to-maturity securities of Baht 3,510.0 million in the consolidated financial statements and the Bank's financial statements (see Notes 4.2.1, 4.3.3 and 4.7).

4.2 Investment in securities

4.2.1 As at March 31, 2002 and December 31, 2001, the Bank classified its investments in securities as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	March 31, 2002		December 31, 2001	
	Cost/ Amortized cost	Fair Value	Cost/ Amortized cost	Fair Value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	1,157	1,145	2,557	2,564
Corporate debt securities	847	813	1,476	1,096
Domestic equity securities	19	41	19	33
Total	2,023	1,999	4,052	3,693
Add (less) Allowance for revaluation of investments	(24)	-	(359)	-
Total	1,999	1,999	3,693	3,693
Available-for-sale securities				
Government and state enterprise debt securities	8,429	8,511	7,261	7,389
Corporate debt securities	434	436	1,290	1,301
Foreign debt securities	5,256	5,257	6,478	6,481
Domestic equity securities	25	30	32	28
Other debt securities	64	71	34	33
Total	14,208	14,305	15,095	15,232
Add Allowance for revaluation of investments	97	-	139	-
Less Allowance for impairment of investments	-	-	(2)	-
Total	14,305	14,305	15,232	15,232
Held-to-maturity securities				
Government and state enterprise debt securities	130	130	146	147
Corporate debt securities	49	38	46	34
Foreign debt securities	2,894	2,894	5,082	5,082
Total	3,073	3,062	5,274	5,263
Less Allowance for impairment of investments	(12)	-	(12)	-
Total	3,061	3,062	5,262	5,263
Total short-term investments-net	19,365	19,366	24,187	24,188

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	March 31, 2002		December 31, 2001	
	Cost/ Amortized cost	Fair Value	Cost/ Amortized cost	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	20,671	22,966	21,143	23,707
Corporate debt securities	1,454	1,307	1,412	1,282
Foreign debt securities	10,495	10,722	9,484	9,697
Domestic equity securities	4,864	6,279	4,422	4,300
Foreign equity securities	2	3	2	3
Other debt securities	4,114	3,249	4,067	2,920
Total	41,600	44,526	40,530	41,909
Add Allowance for revaluation of investments	5,320	-	3,920	-
Less Allowance for impairment of investments	(2,394)	-	(2,541)	-
Total	44,526	44,526	41,909	41,909
Held-to-maturity securities				
Government and state enterprise debt securities	51,408	51,103	47,898	49,108
Corporate debt securities	1,870	1,840	1,780	1,065
Total	53,278	52,943	49,678	50,173
Less Allowance for impairment of investments	(29)	-	(15)	-
Total	53,249	52,943	49,663	50,173
General investments				
Domestic non-marketable equity securities	3,280	2,460	4,080	2,805
Foreign non-marketable equity securities	61	52	114	105
Total	3,341	2,512	4,194	2,910
Less Allowance for impairment of investments	(2,096)	-	(2,369)	-
Total	1,245	2,512	1,825	2,910
Total long-term investments-net	99,020	99,981	93,397	94,992

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	March 31, 2002		December 31, 2001	
	Cost/ Amortized cost	Fair Value	Cost/ Amortized cost	Fair Value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	1,129	1,116	2,375	2,377
Corporate debt securities	763	782	1,381	1,052
Domestic equity securities	19	41	19	33
Total	1,911	1,939	3,775	3,462
Add (less) Allowance for revaluation of investments	28	-	(313)	-
Total	1,939	1,939	3,462	3,462
Available-for-sale securities				
Government and state enterprise debt securities	7,802	7,885	4,623	4,749
Corporate debt securities	434	436	1,290	1,301
Foreign debt securities	5,256	5,258	6,478	6,481
Total	13,492	13,579	12,391	12,531
Add Allowance for revaluation of investments	87	-	142	-
Less Allowance for impairment of investments	-	-	(2)	-
Total	13,579	13,579	12,531	12,531
Held-to-maturity securities				
Foreign debt securities	2,894	2,894	5,081	5,081
Total	2,894	2,894	5,081	5,081
Total short-term investments-net	18,412	18,412	21,074	21,074
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	19,940	22,203	20,409	22,939
Corporate debt securities	1,760	1,612	1,698	1,568
Foreign debt securities	10,495	10,722	9,484	9,697
Domestic equity securities	4,630	6,070	4,200	4,119
Foreign equity securities	1	3	2	4
Other debt securities	3,522	2,655	3,415	2,281
Total	40,348	43,265	39,208	40,608
Add Allowance for revaluation of investments	5,311	-	3,941	-
Less Allowance for impairment of investments	(2,394)	-	(2,541)	-
Total	43,265	43,265	40,608	40,608
Held-to-maturity securities				
Government and state enterprise debt securities	50,869	50,568	47,359	48,574
Corporate debt securities	1,365	1,365	1,363	673
Total	52,234	51,933	48,722	49,247

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	March 31, 2002		December 31, 2001	
	Cost/ Amortized cost	Fair Value	Cost/ Amortized cost	Fair Value
General investments				
Domestic equity non-marketable securities	3,327	2,560	4,122	2,899
Foreign equity non-marketable securities	61	52	62	53
Total	3,388	2,612	4,184	2,952
Less Allowance for impairment of investments	(2,043)	-	(2,317)	-
Total	1,345	2,612	1,867	2,952
Total long-term investments-net	96,844	97,810	91,197	92,807

As at March 31, 2002 and December 31, 2001, the Bank classified the right of the Bank against the promissory note which is given by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank and its subsidiary, as held-to-maturity debt securities of Baht 11,452.6 million and Baht 7,942.6 million, respectively in the consolidated financial statements and of Baht 11,025.0 million and Baht 7,515.0 million, respectively in the Bank's financial statements (see Notes 4.1.2, 4.3.3 and 4.7).

4.2.2 Investments in subsidiaries and associated companies are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS				
	March 31, 2002				
Company	Type of Business	Type of share	Ownership (%)	Cost Method	Equity Method
Subsidiary Companies					
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.00	10.0	10.0
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	47.2	1,249.9	1,079.8
The Book Club Hudsun Adviser Co., Ltd.	Finance	Ordinary	40.0	2.8	-
Siam Commercial New York Life Insurance PCL.	Insurance	Ordinary	25.0	133.2	116.3
SCB Leasing Co., Ltd. (Sunwa Leasing Co., Ltd.)	Leasing	Ordinary	37.6	39.8	58.8
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.4
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	104.8
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	159.2	263.7
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	919.9
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	11.7
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	1.5	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-

Baht : Million

Company	Type of Business	Type of share	THE CONSOLIDATED FINANCIAL STATEMENTS March 31, 2002 Ownership (%)	Cost Method	Equity Method
Associated Companies (Continued)					
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	3.8
Nobleclear Holding (BVI) Ltd. (Germany)	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	161.9	264.8
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	41.5	-
Total				3,160.6	2,860.0
Less Allowance for impairment of investments				(968.7)	-
Total investments in subsidiary and associated companies-net				2,191.9	2,860.0

Baht : Million

Company	Type of Business	Type of share	THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001 Ownership (%)	Cost Method	Equity Method
Subsidiary Company					
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	47.2	1,249.9	1,105.4
Siam Commercial New York Life Insurance PCL.	Insurance	Ordinary	25.0	133.2	121.5
SCB Leasing Co., Ltd. (former The Siam Sunwa Leasing Co., Ltd.)	Leasing	Ordinary	37.6	39.8	57.1
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.2
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	102.9
Vina Siam Bank (Vietnam)	Banking	Ordinary	25.0	92.3	199.1
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	862.8
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	11.1
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	1.5	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	3.7
Thai Hoya Lens Co., Ltd.	Industry	Ordinary	20.0	11.4	27.3
Nobleclear Holding (BVI) Ltd. (Germany)	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	161.9	381.0
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	41.5	-
Total				3,102.4	2,908.1
Less Allowance for impairment of investments				(968.7)	-
Total investments in subsidiary and associated companies-net				2,133.7	2,908.1

Baht : Million

Company	Type of Business	Type of share	THE BANK'S FINANCIAL STATEMENTS March 31, 2002 Ownership (%)	Cost Method	Equity Method
Subsidiary Companies					
Finance & Insurance					
Chatuchak Assets Management Co., Ltd.	Finance	Ordinary	100.0	6,000.0	4,748.8
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	634.3	602.6
SCB Securities Co., Ltd.	Securities	Ordinary	99.9	1,637.4	1,252.7
The Book Club Finance PCL.	Finance	Ordinary and preferred	89.8	2,545.0	866.7
The Samaggi Insurance PCL.	Insurance and assurance	Ordinary	58.5	326.7	759.9
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
SCB Business Services Co., Ltd.	Services	Ordinary	100.0	56.5	71.4
SCB Training Centre Co., Ltd.	Services	Ordinary	100.0	346.9	260.6
Oreo Realty Inc. (United State)	Services	Ordinary	100.0	-	-
Siam Pitiwat Co., Ltd.	Services	Ordinary	99.9	9.9	13.7
SCB Research Institute Co., Ltd.	Services	Ordinary	65.0	24.6	26.3
Sub Sri Thai Warehouse PCL.	Warehouse	Ordinary	58.3	146.9	287.4
Real Estate					
SCB Resolution Corporation Co., Ltd.	Real Estate	Ordinary	100.0	20.0	65.1
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	2,141.6	441.6
Thai International Property Development Co., Ltd.	Real Estate	Ordinary	99.9	-	0.4
Others					
Astrakhan Investment Ltd. (Hongkong)	Holding	Ordinary	99.9	1.5	290.6
Techno Holding Co., Ltd.	Holding	Ordinary	80.0	-	0.1
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	47.2	1,249.9	1,079.8
The Book Club Hudsun Adviser Co., Ltd.	Finance	Ordinary	40.0	2.8	-
Siam Commercial New York Life Insurance PCL.	Insurance	Ordinary	25.0	133.2	116.3
SCB Leasing Co., Ltd. (former The Siam Sunwa Leasing Co., Ltd.)	Leasing	Ordinary	37.6	39.8	58.8
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.4
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	104.8
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	159.2	263.7
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	919.9
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	11.7
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	-	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-

Baht : Million

Company	Type of Business	Type of share	THE BANK'S FINANCIAL STATEMENTS March 31, 2002 Ownership (%)	Cost Method	Equity Method
Associated Companies (Continued)					
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	3.8
Nobleclear Holding (BVI) Ltd. (Germany)	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	188.7
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				16,931.7	12,471.8
Less Allowance for impairment of investments				(3,951.1)	-
Total investments in subsidiaries and associated companies - net				12,980.6	12,471.8

Baht : Million

Company	Type of Business	Type of share	THE BANK'S FINANCIAL STATEMENTS December 31, 2001 Ownership (%)	Cost Method	Equity Method
Subsidiary Companies					
Finance & Insurance					
Chatuchak Assets Management Co., Ltd.	Finance	Ordinary	100.0	6,000.0	4,886.4
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	634.3	598.9
SCB Securities Co., Ltd.	Securities	Ordinary	99.9	1,637.4	1,167.7
The Book Club Finance PCL.	Finance	Ordinary and preferred	89.8	2,545.0	855.8
The Samaggi Insurance PCL.	Insurance and assurance	Ordinary	58.5	326.7	723.5
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
SCB Business Services Co., Ltd.	Services	Ordinary	100.0	56.5	69.8
SCB Training Centre Co., Ltd.	Services	Ordinary	100.0	346.9	258.1
Oreo Realty Inc. (United State)	Services	Ordinary	100.0	-	-
Siam Appraisal and Service Co., Ltd.	Services	Ordinary	99.9	3.6	0.6
Siam Pitiwat Co., Ltd.	Services	Ordinary	99.9	4.0	7.7
SCB Research Institute Co., Ltd.	Services	Ordinary	65.0	24.6	34.0
Sub Sri Thai Warehouse PCL.	Warehouse	Ordinary	58.3	146.9	298.5
Real Estate					
SCB Resolution Corporation Co., Ltd.	Real Estate	Ordinary	100.0	20.0	65.2
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	2,141.6	451.0
Thai International Property Development Co., Ltd.	Real Estate	Ordinary	99.9	-	0.4
Others					
Astrakhan Investment Ltd. (Hongkong)	Holding	Ordinary	99.9	1.5	396.6
Techno Holding Co., Ltd.	Holding	Ordinary	80.0	-	-

Baht : Million

Company	Type of Business	Type of share	THE BANK'S FINANCIAL STATEMENTS December 31, 2001 Ownership (%)	Cost Method	Equity Method
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	47.2	1,249.9	1,105.4
Siam Commercial New York Life Insurance PCL.	Insurance	Ordinary	25.0	133.2	121.5
SCB Leasing Co., Ltd. (former The Sunwa Leasing Co., Ltd.)	Leasing	Ordinary	37.6	39.8	57.1
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.2
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	102.9
Vina Siam Bank (Vietnam)	Banking	Ordinary	25.0	92.3	199.1
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	862.8
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	11.1
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	-	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	3.7
Thai Hoya Lens Co., Ltd.	Industry	Ordinary	20.0	11.4	27.3
Nobleclear Holding (BVI) Ltd. (Germany)	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	194.8
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				16,871.1	12,536.1
Less Allowance for impairment of investments				(3,954.2)	-
Total investments in subsidiaries and associated companies - net				12,916.9	12,536.1

The Bank received shares transferred from troubled debt restructuring. As at March 31, 2002 and December 31, 2001, investment in Nawarat Pattanakarn PCL. (35.0% of paid-up share capital) was recorded as available-for-sale securities and investments in Bangkok Crystal Co., Ltd. (75.1% of paid-up share capital) and Sri-U-Thong Co., Ltd. (42.3% of paid-up share capital) were recorded as general investments, due to the Bank's intention to hold such investments temporarily.

Information about financial position and results of operations which is summarized from the financial statements of subsidiary companies which are not included in the consolidated financial statements are as follows:

Baht : Million

	As at March 31, 2002 "Unaudited"			As at December 31, 2001 "Audited"		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Siam Commercial Development Co., Ltd.	346.88	0.01	346.87	347.36	0.13	347.23
Suthakarn Co., Ltd.	10.65	0.01	10.64	11.20	0.01	11.19
Thai Manpower Development Co., Ltd.	0.97	0.01	0.96	1.00	0.04	0.96
Prime Business Co., Ltd.	2.46	0.01	2.45	2.46	0.01	2.45
M&M Service Co., Ltd.	2.02	-	2.02	3.27	-	3.27
Sorathon Co., Ltd.	5.48	-	5.48	5.48	-	5.48
Satayu Co., Ltd.	0.02	19.84	(19.82)	0.03	19.60	(19.57)
Supapirom Co., Ltd.	2.00	-	2.00	2.00	-	2.00
SCB Advisory Service Co., Ltd.	8.24	0.03	8.21	8.24	0.03	8.21
	378.72	19.91	358.81	381.04	19.82	361.22

Baht : Million

	For the Quarter ended							
	March 31, 2002 "Unaudited"				March 31, 2001 "Unaudited"			
	Revenue	Expenses	Net income (loss)	Earnings (loss) per share	Revenue	Expenses	Net income (loss)	Earnings (loss) per share
	Baht : Million	Baht : Million	Baht : Million	Baht	Baht : Million	Baht : Million	Baht : Million	Baht
Siam Commercial Development Co., Ltd.	0.24	0.60	(0.36)	(1.42)	0.27	0.27	-	-
Suthakarn Co., Ltd.	-	0.54	(0.54)	(543.28)	-	0.03	(0.03)	(30.00)
Thai Manpower Development Co., Ltd.	-	-	-	(0.02)	-	-	-	-
Prime Business Co., Ltd.	-	-	-	(3.46)	-	0.03	(0.03)	(60.00)
M&M Service Co., Ltd.	-	-	-	-	-	-	-	-
Sorathon Co., Ltd.	-	-	-	-	-	-	-	-
Satayu Co., Ltd.	-	0.24	(0.24)	(243.18)	-	0.27	(0.27)	(266.96)
Supapirom Co., Ltd.	-	-	-	-	-	-	-	-
SCB Advisory Service Co., Ltd.	-	-	-	-	-	-	-	-
	0.24	1.38	(1.14)		0.27	0.60	(0.33)	

Investments in companies other than subsidiaries and associated companies, of which the Bank holds more than 10% of the paid-up capital in each company, classified by industries, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Banking and finance	3,237	2,848	2,896	2,511
Manufacturing	38	324	30	316
Entertainment and recreation	847	361	847	361
Others	390	364	389	364
	4,512	3,897	4,162	3,552

As at March 31, 2002 and December 31, 2001, government bonds classified as available-for-sale securities of Baht 590.0 million, were pledged with the Government Housing Bank in order to comply with its agreement.

As at March 31, 2002 and December 31, 2001, a subsidiary pledged debt securities classified as held-to-maturity securities amounting to Baht 14.0 million at par value with a government agency.

The Bank and its subsidiaries, which are financial institutions, have investments in a number of securities in which there were problems concerning the companies' financial positions and operating results. The Bank has made a provision for diminution in value of securities equal to the amount by which the aggregate cost exceeds the aggregate market value as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2002			December 31, 2001		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed						
Common shares	1.4	-	1.4	1.4	-	1.4
Bonds	50.1	-	50.1	80.8	-	80.8
Finance companies controlled by and ordered by BOT to decrease and increase share capital						
Bonds	15.0	14.9	-	14.9	14.7	-
Listed companies identified for delisting						
Common shares	492.3	133.3	208.2	497.8	413.8	207.4
Bonds	41.8	15.1	19.0	70.1	16.5	54.2
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares/Preferred shares	1,217.1	60.6	1,167.2	1,227.4	46.6	1,184.8
Bonds	52.2	29.6	27.2	35.0	25.8	11.9

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	March 31, 2002			December 31, 2001		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed						
Bonds	-	-	-	30.8	-	30.8
Listed companies identified for delisting						
Common shares	469.7	126.8	192.9	475.2	409.8	193.0
Bonds	3.4	3.4	-	38.5	3.3	35.2
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares/Preferred shares	1,149.7	38.8	1,126.5	1,196.4	23.1	1,175.7

4.2.3 Disclosure of the statements of cash flows of Chatuchak Asset Management Co., Ltd.

In accordance with the BOT's letter number Sor Nor Sor Wor 53/2543 dated January 7, 2000, relating to the operation regulation of the asset management company ("AMC"), required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Chatuchak Assets Management Co., Ltd. are as follow:

Chatuchak Asset Management Co., Ltd.
Statements of cash flows
For the quarters ended March 31,
"Unaudited"

Baht : Million

	2002	2001
Cash flows from operating activities		
Net income (loss)	(46)	23
Items to reconcile net income (loss) to net cash received (paid) from operating activities:		
Bad debt and doubtful accounts	67	-
Amortization of premium and discount on investment	(6)	(1)
Income from operations before changes in operating assets and liabilities	15	22
Operating assets (increase) decrease		
Investment in receivables	16	-
Accrued interest receivables	(14)	(19)
Operating liabilities increase (decrease)		
Other liabilities	1	(1)
Net cash provided by operating activities	18	2
Cash flows from investing activities		
Purchase of available-for-sale securities	-	(4,070)
Proceeds from sales of available-for-sale securities	2,153	5,985
Net cash provided by investing activities	2,153	1,915
Net increase (decrease) in cash and cash equivalents	2,171	1,917
Cash and cash equivalents as at January 1,	6	6
Cash and cash equivalents as at March 31,	2,177	1,923

4.3 Loans

4.3.1 Loan Receivables

As at March 31, 2002, the Bank has considered recording Baht 35,968.4 million of loans and related allowance for doubtful accounts for the loans classified as doubtful loss as a written-back in the consolidated and the Bank's balance sheet in order to conform with the BOT's notification dated February 18, 2002, regarding worthless or irrecoverable assets with doubtful value of recovery (see Notes 2.4 and 4.4). Such loans had been previously written off in accordance with the BOT's notification dated September 21, 1999 regarding the requirement for the commercial bank to write off the bad debts.

The following pro forma information is provided to present the effects had the aforementioned loans and related allowance for doubtful accounts been recorded in the consolidated and Bank's financial statements for the year ended December 31, 2001, for comparison to the consolidated and the Bank's financial statements for the year ended March 31, 2002.

4.3.1.1 Classified by product:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			THE BANK'S FINANCIAL STATEMENTS		
	December 31, 2001 (As Reported)	Adjustments (If Recorded)	December 31, 2001 Adjusted (If Recorded)	December 31, 2001 (As Reported)	Adjustments (If Recorded)	December 31, 2001 Adjusted (If Recorded)
Overdrafts	64,801	-	64,801	64,801	-	64,801
Loans	351,392	33,915	385,307	349,436	33,915	383,351
Bills	37,995	254	38,249	36,822	254	37,076
Others	5,757	-	5,757	5,208	-	5,208
Total	459,945	34,169	494,114	456,267	34,169	490,436
Add Accrued interest receivables	2,405	388	2,793	2,250	388	2,638
Less Allowance for doubtful accounts	(17,852)	(34,557)	(52,409)	(15,766)	(34,557)	(50,323)
Allowance for valuation adjustment from debt restructuring	(8,087)	-	(8,087)	(7,769)	-	(7,769)
Total	436,411	-	436,411	434,982	-	434,982

4.3.1.2 Classified by business type and classification:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			THE BANK'S FINANCIAL STATEMENTS		
	December 31, 2001 (As Reported)	Adjustments (If Recorded)	December 31, 2001 Adjusted (If Recorded)	December 31, 2001 (As Reported)	Adjustments (If Recorded)	December 31, 2001 Adjusted (If Recorded)
Agriculture and mining	13,262	1,200	14,462	13,115	1,200	14,315
Manufacturing and commercial	210,302	15,377	225,679	206,804	15,377	222,181
Real estate and construction	81,527	6,410	87,937	83,847	6,410	90,257
Utilities and services	50,275	7,330	57,605	49,046	7,330	56,376
Housing loans	97,133	3,677	100,810	96,680	3,677	100,357
Others	7,446	175	7,621	6,775	175	6,950
Total	459,945	34,169	494,114	456,267	34,169	490,436
Accrued interest receivables	2,405	388	2,793	2,250	388	2,638
Total	462,350	34,557	496,907	458,517	34,557	493,074

4.3.2 Troubled debt restructuring

In determining the extent of its non-performing loans, the Bank used the criteria of non-payment of interest or principal for longer than three months from the date when interest or principal repayment was due. As of March 31, 2002, the Bank has non-performing loans (NPL) in the amount of Baht 87,517.6 million (December 31, 2001 : Baht 84,928.2 million), or 18.8% (December 31, 2000 : 18.5%) of total loans including loans to financial institutions, based on each loan account.

The consolidated and the Bank's financial statements for the years ended March 31, 2002 and 2001, include the result of various types of troubled debt restructuring including transfer of assets and equity securities, changes in repayment condition, and mixed types as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2002

	The Outstanding Debts		Transferred Assets	
Types of Restructuring	**No. of Companies**	**Before Restructuring**	**Types**	**Fair Value**
Debt restructuring in various forms	311	4,761.9	Immovable properties and shares	5.2
Changes of repayment conditions	1,435	2,699.9		
Total	1,746	7,461.8		

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2001

	The Outstanding Debts		Transferred Assets	
Types of Restructuring	**No. of Companies**	**Before Restructuring**	**Types**	**Fair Value**
Debt restructuring in various forms	419	6,493.4	Immovable properties and shares	453.0
Changes of repayment conditions	725	1,775.5		
Total	1,144	8,268.9		

Baht : Million

THE BANK'S FINANCIAL STATEMENTS
March 31, 2002

	The Outstanding Debts		Transferred Assets	
Types of Restructuring	**No. of Companies**	**Before Restructuring**	**Types**	**Fair Value**
Debt restructuring in various forms	308	4,677.2	Immovable properties and shares	5.2
Changes of repayment conditions	1,426	2,518.6		
Total	1,734	7,195.8		

Baht : Million

THE BANK'S FINANCIAL STATEMENTS
March 31, 2001

	The Outstanding Debts		Transferred Assets	
Types of Restructuring	**No. of Companies**	**Before Restructuring**	**Types**	**Fair Value**
Debt restructuring in various forms	413	6,434.7	Immovable properties and shares	453.0
Changes of repayment conditions	713	1,587.7		
Total	1,126	8,022.4		

As at March 31, 2002, the Bank has outstanding loans to the restructured debtors and accrued interest of Baht 159,004.7 million (December 31, 2001 : Baht 163,472.6 million) in the consolidated financial statements and Baht 155,963.9 million (December 31, 2001 : Baht 160,029.1 million) in the Bank's financial statements.

Information relating to restructured debtors for the quarters ended March 31, 2002 and 2001 are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Interest income recognition in the statement of income	1,621.8	1,473.3	1,589.3	1,428.1
Loss from debt restructuring recognition in the statement of income	437.8	107.2	427.0	98.2
Cash collection	2,561.8	2,015.8	2,448.9	1,902.5
Additional loans to restructured debtors	67.7	3.8	67.7	3.8

4.3.3 Sales of loan receivables

For the quarter ended March 31, 2002 and for the year ended December 31, 2001 the Bank transferred a portion of sub-quality assets with a book value of Baht 3,510.0 million and Baht 7,477.3 million, respectively (net of allowance for doubtful of Baht 588.5 million and Baht 6,062.1 million, respectively) to TAMC according to the Asset Transfer Agreement. In addition, Chatuchak Assets Management Co., Ltd. which is Bank's subsidiary also transferred sub-quality assets with a book value of Baht 498.7 million (net of allowance for doubtful of Baht 340.9 million) to the TAMC. The Bank and its subsidiary have not received the promissory notes for transferring such assets because it is in the process of reviewing and considering the information by TAMC (see Notes 4.1.2, 4.2.1 and 4.7).

4.4 Allowance for doubtful accounts

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,037	157	834	4,440	743	9,641	17,852
Bad debt and doubtful accounts	(328)	13	89	(252)	2,365	850	2,737
Bad debt recovered	-	-	-	-	62	-	62
Bad debt written off	-	-	-	-	(1,487)	-	(1,487)
Others	-	-	-	-	35,300	(665)	34,635
Ending balance	1,709	170	923	4,188	36,983	9,826	53,799

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,106	348	1,459	2,794	716	10,215	17,638
Bad debt and doubtful accounts	(69)	(191)	(625)	1,646	8,568	(5,246)	4,083
Bad debt recovered	-	-	-	-	1,115	-	1,115
Bad debt written off	-	-	-	-	(9,823)	-	(9,823)
Others	-	-	-	-	167	4,672	4,839
Ending balance	2,037	157	834	4,440	743	9,641	17,852

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

March 31, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,007	154	834	4,357	-	8,414	15,766
Bad debt and doubtful accounts	(299)	14	83	(198)	2,280	792	2,672
Bad debt recovered	-	-	-	-	63	-	63
Bad debt written off	-	-	-	-	(1,486)	-	(1,486)
Others	-	-	-	-	35,112	(478)	34,634
Ending balance	1,708	168	917	4,159	35,969	8,728	51,649

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2001

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,072	348	1,459	2,777	-	8,501	15,157
Bad debt and doubtful accounts	(65)	(194)	(625)	1,580	8,354	(5,263)	3,787
Bad debt recovered	-	-	-	-	1,115	-	1,115
Bad debt written off	-	-	-	-	(9,592)	-	(9,592)
Others	-	-	-	-	123	5,176	5,299
Ending balance	2,007	154	834	4,357	-	8,414	15,766

As at March 31, 2002, the Bank has considered recording Baht 35,968.4 million of loans and related allowance for doubtful accounts for the loans classified as doubtful loss which had been written-off, as a written-back in the consolidated and the Bank's balance sheet as at March 31, 2002, in order to conform with the BOT's notification dated February 18, 2002, regarding worthless or irrecoverable assets with doubtful value of recoverability (see Notes 2.4 and 4.3.1).

Revaluation allowance for debt restructuring is as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Beginning balance	8,087.2	7,910.4	7,768.6	7,651.4
Increase during the year	976.3	176.8	711.7	117.2
Ending balance	9,063.5	8,087.2	8,480.3	7,768.6

The Bank classified its assets and made provision for loan loss according to the criteria specified in the BOT's notification dated February 18, 2002 regarding worthless or irrecoverable assets or assets with doubtful value of recoverability. As of March 31, 2002, the Bank has loans classified as substandard, doubtful and doubtful loss, which consisted of principal amount, accrued interest receivable and other assets amounting to Baht 131,930.4 million (December 31, 2001: Baht 108,679.4 million) or 26.6% (December 31, 2001 : 23.5%) of total classified loans. Such classified loans included the loans to financial institutions, which were past due of interest or principal longer than three months, based on each loan account including restructured loans.

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

March 31, 2002

	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's Guideline %	Allowance per Requirement
Normal	334,502.9	174,646.6	1	1,708.1
Special Mention	17,538.7	8,767.4	2	168.3
Substandard	21,003.3	10,152.9	20	916.4
Doubtful	18,796.7	8,340.7	50	4,159.1
Doubtful Loss	90,720.1	35,510.6	100	35,968.4
Total	482,561.7	237,418.2		42,920.3
General allowance				8,728.6
Total				51,648.9

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2001

	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's Guideline %	Allowance for doubtful accounts
Normal	332,448.9	204,863.4	1	2,007.3
Special Mention	18,521.3	8,001.6	2	153.9
Substandard	25,960.7	15,142.6	20	833.7
Doubtful	21,887.3	8,705.3	50	4,356.8
Doubtful Loss	59,698.4	-	100	-
Total	458,516.6	236,712.9		7,351.7
General allowance				8,414.7
Total				15,766.4

As at March 31, 2002, the Bank has recorded allowance for doubtful accounts over the fully required amount according to the guideline of the BOT of Baht 8,728.6 million (December 31, 2001 : Baht 8,414.7 million) for any further deterioration in assets' quality which may incur.

As at March 31, 2002, Book Club Finance PCL and Chatuchak Asset Management Co., Ltd. which are subsidiaries, have non performing loans of Baht 2,832.4 million (December 31, 2001 : Baht 2,712.0 million). The details of their classified loans according to the criteria specified in the notification of the BOT are as follows :

Baht : Million

	March 31, 2002			
	Loan and accrued interest	**Loan and accrued interest (net of collateral per BOT's guideline)**	**Allowance per BOT's Guideline %**	**Allowance for doubtful accounts**
Normal	4,451.9	3,593.8	1	6.3
Special Mention	214.9	182.7	2	3.7
Substandard	83.8	80.4	20	16.1
Doubtful	196.7	112.8	50	56.4
Doubtful Loss	3,106.2	2,056.2	100	2,100.8
Total	8,053.5	6,025.9		2,183.3
Less Allowance for doubtful account transferred				(1,459.3)
Allowance per requirement				724.0.0
General Allowance				318.9
Total				1,042.9

Baht : Million

	December 31, 2001			
	Loan and accrued interest	**Loan and accrued interest (net of collateral per BOT's guideline)**	**Allowance per BOT's Guideline %**	**Allowance for doubtful accounts**
Normal	4,378.2	3,582.9	1	33.6
Special Mention	267.3	201.4	2	4.0
Substandard	112.8	53.2	20	10.6
Doubtful	276.0	232.9	50	116.4
Doubtful Loss	3,012.8	1,951.3	100	1,993.1
Total	8,047.1	6,021.7		2,157.7
Less Allowance for doubtful account transferred				(1,508.8)
Allowance per requirement				648.9
General Allowance				125.8
Total				774.7

The Bank had loans and accrued interest with borrowers who subsequently developed problems in their financial positions and operating results, causing their loans to become classified assets. The Bank has made appropriate provisions for loan losses as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS							
	March 31, 2002				December 31, 2001			
	No. of Companies	Loans and accrued interest income	Collateral	Amount of Provision	No. of Companies	Loans and accrued interest income	Collateral	Amount of Provision
Listed companies identified for delisting	27	4,117.4	1,347.4	1,847.8	23	3,646.2	1,386.1	1,267.8

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS							
	March 31, 2002				December 31, 2001			
	No. of Companies	Loans and accrued interest income	Collateral	Amount of Provision	No. of Companies	Loans and accrued interest income	Collateral	Amount of Provision
Listed companies identified for delisting	21	3,915.8	1,339.6	1,539.3	17	3,408.8	1,363.2	1,042.0

4.5 Classified assets

The Bank, Book Club Finance PCL, and Chatuchak Assets Management Co,. Ltd. have the classified assets which consist of loans including financial institutions and accrued interest income, investments, property foreclosed and other assets as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2002					
	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other Assets	Total
Normal	334,829.8	11,910.5	-	-	-	346,740.3
Special Mention	17,706.2	-	-	-	-	17,706.2
Substandard	21,072.3	-	-	-	-	21,072.3
Doubtful	18,921.7	-	-	-	-	18,921.7
Doubtful loss	92,770.0	-	10,024.6	1,030.3	39.4	103,864.3
	485,300.0	11,910.5	10,024.6	1,030.3	39.4	508,304.8

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other Assets	Total
Normal	332,627.0	2,787.5	-	-	-	335,414.5
Special Mention	18,769.4	-	-	-	-	18,769.4
Substandard	26,020.8	-	-	-	-	26,020.8
Doubtful	22,149.0	-	-	-	-	22,149.0
Doubtful loss	61,585.9	-	10,692.6	1,030.2	39.7	73,348.4
	461,152.1	2,787.5	10,692.6	1,030.2	39.7	475,702.1

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

March 31, 2002

	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other Assets	Total
Normal	334,502.9	11,910.5	-	-	-	346,413.4
Special Mention	17,538.7	-	-	-	-	17,538.7
Substandard	21,003.3	-	-	-	-	21,003.3
Doubtful	18,796.7	-	-	-	-	18,796.7
Doubtful loss	90,720.1	-	10,024.6	1,008.1	39.4	101,792.2
	482,561.7	11,910.5	10,024.6	1,008.1	39.4	505,544.3

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2001

	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other Assets	Total
Normal	332,448.9	2,787.5	-	-	-	335,236.4
Special Mention	18,521.3	-	-	-	-	18,521.3
Substandard	25,960.7	-	-	-	-	25,960.7
Doubtful	21,887.3	-	-	-	-	21,887.3
Doubtful loss	59,698.4	-	10,692.6	1,014.9	39.7	71,445.6
	458,516.6	2,787.5	10,692.6	1,014.9	39.7	473,051.3

4.6 Capital funds

The Bank and the subsidiaries which are financial institutions are subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the subsidiaries must satisfy specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory accounting practices. The Bank's and the subsidiaries' capital amounts and classification are also subject to qualitative judgements by the BOT and as to components, risk weightings, and other factors. These capital and regulatory requirements are subject to change, as considered necessary by the BOT.

The Bank maintains its capital funds as a proportion of risk assets in accordance with the criteria, methodologies, and conditions prescribed by the BOT. As at March 31, 2002 and December 31, 2001, the Bank's total capital funds can be categorized as follows:

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2002	**December 31, 2001**
Tier 1 capital		
Issued and paid-up share capital	31,311	31,311
Premium on share capital	55,563	55,563
Legal reserve	695	695
Others	23,081	23,081
Net loss after appropriations	(62,467)	(62,467)
Total Tier 1 capital	48,183	48,183
Tier 2 capital		
Unrealized increment per assets appraisal	5,201	5,216
Subordinated convertible bonds	3,600	4,362
Subordinated notes	13,264	14,582
Allowance for classified assets of "normal" category and excess allowance	5,870	5,879
Total Tier 2 capital	27,935	30,039
Less Investment in other financial institutions' Tier 2 Capital	(299)	(299)
Total Capital Funds	75,819	77,923
Total Capital / Total Risk Assets	16.3%	16.6%
Total Tier 1 capital / Total Risk Assets	10.4%	10.3%
Total Tier 2 capital / Total Risk Assets	5.9%	6.3%

4.7 Contingencies

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2002			December 31, 2001		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	1,079	-	1,079	1,064	-	1,064
Guarantees of loans	313	2,547	2,860	358	3,399	3,757
Liability under Unmatured Import bills	271	2,873	3,144	255	3,004	3,259
Other guarantees	38,214	11,867	50,081	36,159	9,800	45,959
Letters of credit	539	6,100	6,639	827	7,986	8,813
Exchange rate contracts						
Bought	-	51,124	51,124	-	51,764	51,764
Sold	-	145,485	145,485	-	130,719	130,719
Interest rate contracts						
Bought	1,940	13,568	15,508	1,890	13,479	15,369
Sold	1,940	14,959	16,899	1,890	15,247	17,137
Amount of unused bank overdraft	60,678	148	60,826	59,551	124	59,675
Other	21	512	533	21	617	638
Total	104,995	249,183	354,178	102,015	236,139	338,154

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	March 31, 2002			December 31, 2001		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	1,079	-	1,079	1,064	-	1,064
Guarantees of loans	313	2,547	2,860	358	3,399	3,757
Liability under unmatured import bills	271	2,873	3,144	255	3,004	3,259
Other guarantees	38,214	11,867	50,081	36,159	9,800	45,959
Letters of credit	539	6,047	6,586	827	7,903	8,730
Exchange rate contracts						
Bought	-	51,124	51,124	-	51,764	51,764
Sold	-	145,485	145,485	-	130,719	130,719
Interest rate contracts						
Bought	1,940	13,568	15,508	1,890	13,479	15,369
Sold	1,940	14,959	16,899	1,890	15,247	17,137
Amount of unused bank overdraft	60,678	-	60,678	59,551	-	59,551
Other	-	450	450	-	565	565
Total	104,974	248,920	353,894	101,994	235,880	337,874

As at March 31, 2002 and December 31, 2001, the Bank has contingencies in the same amount of Baht 338.2 million, in connection with finance companies whose operations were closed down permanently by the Ministry of Finance on December 8, 1997.

On October 12, 2001, the Bank entered into an Asset Transfer Agreement with the Thai Asset Management Corporation ("TAMC"). Under the agreement, the Bank will transfer sub-quality assets including right over the collateral to TAMC at terms and conditions specified in the agreement. The price of transferred loans shall equal the value of the collateral which should not exceed the book value of such loans. The Bank and TAMC reserve the right to request for reappraisal under specified term. Once TAMC and the Bank agree with the price, the Bank will receive a non-negotiable promissory note from TAMC. The note matures in 10 years from issuing date with the interest rate calculated based on the average rate of deposits. The note is avaled by Financial Institution Development Fund (see Notes 4.1.2 and 4.2.1).

The Bank and TAMC agree to recognize any profits and losses from the management of the sub-quality assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits and losses shall be calculated based on all accumulated asset recoveries on cash basis up to the date of calculation of such profits and losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank. In addition, pursuant to the TAMC Decree B.E. 2544, in case when the profits are realized, the first portion of the profits, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC, will be allocated in half between TAMC and the Bank. The second portion of the profits will be given to the Bank but the two portions of the profits combined together shall not exceed the difference between the book value of sub-quality assets and transfer price of sub-quality assets transferred to TAMC. The residual amount of profit portion will be all given to TAMC. In the case of losses, TAMC and the Bank will share the responsibilities. The Bank will take the first portion of losses, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC. The second portion remaining from the first portion of losses, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC, will be shared in half between TAMC and the Bank. The residual amount of the loss portion will be absorbed by TAMC.

4.8 Earnings (loss) Per Share

Earnings per share for the quarters ended March 31, 2002 and 2001, are calculated as follows:

	Net Income		Weighted Average Number of ordinary Shares		Earning Per Share	
	2002 Baht Million	**2001 Baht Million**	**2002 Million Shares**	**2001 Million Shares**	**2002 Baht**	**2001 Baht**
Basic earning per share						
Net income	327	559	879	742	0.37	0.75
Effect of diluted equivalent ordinary shares						
Preferred shares	-	-	2,252	2,388		
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of preferred shares and subordinated convertible bonds)	327	559	3,131	3,130	0.10	0.18

As the Bank still has accumulated deficit, the participating right of the preferred shares has not been taken into consideration in calculating basic earnings per share for the quarters ended March 31, 2002 and 2001.

4.9 Related-party transactions

The Bank has business transactions with related parties or persons as indicated below. Interest rate of staff loans under the staff welfare scheme is quoted in accordance with the Bank's regulations. Interest rate and other pricing for other related parties are quoted at the same rate as in the normal business with the same business condition as general customers.

4.9.1 Loans and commitments to certain officers from the levels of departmental managers upward and the companies in which they or the Bank or the Bank's directors own at least 10% of each Company's paid-up capital are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		**THE BANK'S FINANCIAL STATEMENTS**	
	March 31, 2002	**December 31, 2001**	**March 31, 2002**	**December 31, 2001**
Companies with at least 10% ownership				
Loans				
Balance as at March 31, 2002 and December 31, 2001	20,123	20,798	24,058	24,759
Deposits				
Balance as at March 31, 2002 and December 31, 2001	2,595	3,159	5,115	3,403
Commitments				
Balance as at March 31, 2002 and December 31, 2001	5,145	5,855	5,169	5,880
Officers from departmental Managers upward				
Loans				
Balance as at March 31, 2002 and December 31, 2001	107	113	107	113
Deposits				
Balance as at March 31, 2002 and December 31, 2001	227	181	227	181

4.9.2 Investments in subsidiaries and associated companies are described in Note 4.2.2. Investments in related companies in which the Bank is a shareholder and/or management are directors as at March 31, 2002 and December 31, 2001, were as follows:

Baht : Million

Company	Type of Business	March 31, 2002 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Finance & Insurance							
The Dheves Insurance PCL.	Insurance	120	15.8	176	120	15.8	176
Dhanamit Factoring Co., Ltd.	Finance	40	10.0	4	40	10.0	4
SCB Holding Co., Ltd.	Finance	30	15.0	5	30	15.0	5
Services							
Fuel Pipeline Transportation Co., Ltd.	Services	1,592	16.7	-	1,592	16.7	-
Siam Cosmos Service Co., Ltd.	Consultant	6	10.0	1	6	10.0	1
BNH Medical Centre Co., Ltd.	Hospital	186	14.1	5	186	14.1	5
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5
Donmuang International Airport Hotel Co., Ltd.	Services	120	17.0	86	120	17.0	86
Narathiwat Thani Co., Ltd.	Services	180	10.0	2	180	10.0	2
Pattanadhorn Co., Ltd.	Services	48	10.0	3	48	10.0	3
Siam Technology Service Co., Ltd.	Consultant	30	10.0	-	30	10.0	-
The Siam Administrative Management Co., Ltd.	Services	30	10.7	7	30	10.7	7
Thai International Rent a Car Co., Ltd.	Services	75	16.9	7	75	16.9	7
Asian Marine Services PCL.	Services	170	10.0	9	170	10.0	9
Supapirom Co., Ltd.	Food Fair	37	70.6	-	37	70.6	-
Real Estate							
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
TSS real Estate Co., Ltd.	Real Estate	503	40.0	-	503	40.0	-
Others							
Sonoco Asia corporation (Thailand) Ltd.	Industry	185	15.0	24	185	15.0	24
Sino-Thai Resources Development PCL.	Mining	130	10.0	-	130	10.0	-
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	60	10.0	-
Siam Commercial Development Co., Ltd.	Commerce	15	10.0	-	15	10.0	-
Sea Minerals Co., Ltd.	Industry	72	10.0	1	72	10.0	1
Siam Press Management Co., Ltd.	Industry	60	10.0	6	60	10.0	6

Baht : Million

Company	Type of Business	THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
		March 31, 2002					
Others (continued)							
Suthakarn Co., Ltd.	Commerce	-	10.0	-	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Industry	KYAT 1	10.0	1	KYAT 1	10.0	1
Related Companies (Shareholding through debt restructure process)							
ITV PCL.	Entertainment	5,750	13.6	847	5,750	13.6	847
Nawarat Pattanakarn PCL.	Real Estate	1,813	35.0	191	1,813	35.0	191
Puen Pob Paet Co., Ltd.	Medical	1	11.3	-	1	11.3	-
CBNP (Thailand) Ltd.	Other	-	20.8	-	-	20.8	-
Siam General Factoring PCL.	Finance	683	12.7	61	683	12.7	61
Bangkok Crystal Co., Ltd.	Industry	500	75.1	-	500	75.1	-
SG Land Co., Ltd.	Real Estate	225	12.0	-	225	12.0	-
Wongpaitoon PCL.	Industry	6,328	14.1	-	6,328	14.1	-
Sri U Thong Co., Ltd.	Real Estate	1,092	42.3	-	1,092	42.3	-
				1,522			1,522

Baht : Million

Company	Type of Business	THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
		December 31, 2001					
Finance & Insurance							
The Dheves Insurance PCL.	Insurance	120	15.8	177	120	15.8	177
Dhanamit Factoring Co., Ltd.	Finance	40	10.0	4	40	10.0	4
SCB Holding Co., Ltd.	Finance	30	15.0	5	30	15.0	5
Services							
Fuel Pipeline Transportation Co., Ltd.	Services	1,592	16.7	-	1,592	16.7	-
Siam Cosmos Service Co., Ltd.	Consultant	6	10.0	1	6	10.0	1
BNH Medical Centre Co., Ltd.	Hospital	744	11.9	16	744	11.9	16
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5
Donmuang International Airport Hotel Co., Ltd.	Services	120	17.0	86	120	17.0	86
Narathiwat Thani Co., Ltd.	Services	180	10.0	2	180	10.0	2

KYAT = KYAT Currency

Baht : Million

Company	Type of Business	THE CONSOLIDATED FINANCIAL STATEMENTS (December 31, 2001) Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS (December 31, 2001) Paid-up Capital	Percentage of Ownership	Net Investment
Services (continued)							
Pattanadhorn Co., Ltd.	Services	48	10.0	3	48	10.0	3
Siam Technology Service Co., Ltd.	Consultant	30	10.0	-	30	10.0	-
The Siam Administrative Management Co., Ltd.	Services	30	10.7	6	30	10.7	6
Thai International Rent a Car Co., Ltd.	Services	75	16.9	7	75	16.9	7
Asian Marine Services PCL.	Services	170	10.0	7	170	10.0	7
Supapirom Co., Ltd.	Food Fair	37	70.6	-	37	70.6	-
Real Estate							
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
TSS real Estate Co., Ltd.	Real Estate	503	40.0	-	503	40.0	-
Others							
Singburi Sugar Co., Ltd.	Industry	75	19.0	-	75	19.0	-
Sonoco Asia corporation (Thailand) Ltd.	Industry	185	15.0	24	185	15.0	24
Alcan Nikkei Thai Co., Ltd.	Industry	100	12.4	9	100	12.4	9
Sino-Thai Resources Development PCL.	Mining	130	10.0	-	130	10.0	-
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	60	10.0	-
Siam Commercial Development Co., Ltd.	Commerce	15	10.0	-	15	10.0	-
Sea Minerals Co., Ltd.	Industry	72	10.0	1	72	10.0	1
Siam Press Management Co., Ltd.	Industry	60	10.0	6	60	10.0	6
Suthakarn Co., Ltd.	Commerce	-	10.0	-	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Industry	KYAT 1	10.0	1	KYAT 1	10.0	1
Related Companies (Shareholding through debt restructure process)							
ITV PCL.	Entertainment	4,250	18.5	361	4,250	18.5	361
Nawarat Pattanakarn PCL.	Real Estate	1,813	35.8	156	1,813	35.8	156
Puen Pob Paet Co., Ltd.	Medical	1	11.3	-	1	11.3	-
CBNP (Thailand) Ltd.	Other	-	20.8	-	-	20.8	-
Siam General Factoring PCL.	Finance	683	12.7	13	683	12.7	13
Bangkok Crystal Co., Ltd.	Industry	500	75.1	-	500	75.1	-
SG Land Co., Ltd.	Real Estate	6	12.0	-	6	12.0	-
Wongpaitoon PCL.	Industry	6	14.1	276	6	14.1	276
Sri U Thong Co., Ltd.	Real Estate	1,092	42.3	-	1,092	42.3	-
				1,247			1,247

KYAT = KYAT Currency

4.9.3 Related transactions between the Bank and subsidiaries, associates, and related companies, which were made on the same pricing policy as for regular customers.

Outstanding loans and deposits as at March 31, 2002, are as follows:

Baht : Million

	March 31, 2002			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies				
Finance & Insurance				
Chatuchak Assets Management Co., Ltd.	-	-	-	2,178
Cambodian Commercial Bank Ltd. (Cambodia)	-	-	-	9
SCB Securities Co., Ltd.	-	-	-	164
The Book Club Finance PCL.	-	-	79	-
The Samaggi Insurance PCL.	-	-	-	38
Services				
SCB Business Services Co., Ltd.	-	-	-	8
SCB Training Centre Co., Ltd.	-	-	95	-
SCB Advisory Services Co., Ltd.	-	8	-	8
Siam Pitiwat Co., Ltd.	-	-	-	3
SCB Research Institute Co., Ltd.	-	-	-	4
Sub Sri Thai Warehouse PCL.	-	-	-	4
Supapirom Co., Ltd.	-	1	-	1
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	39	23
Mahisorn Co., Ltd.	-	-	3,721	18
Others				
Astrakhan Investment Ltd. (Hong Kong)	-	-	-	21
Techno Holding Co., Ltd.	-	-	-	50
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL.	-	30	-	30
Siam Commercial New York Life Insurance PCL.	-	88	-	88
The SCB Leasing Co., Ltd.	590	18	590	18
SCB Asset Management Co., Ltd.	-	6	-	6
The Vina Siam Bank (Vietnam)	-	1	-	1
Siam Panich Leasing PCL.	161	73	161	73
Book Club Hudsun Adviser Co., Ltd.	-	1	-	1
Service				
Siam Niti Law Office Co., Ltd.	-	13	-	13
Real Estate				
Christiani & Nielsen (Thai) PCL.	108	44	108	44
TSS Real Estate Co., Ltd.	375	-	375	-

Baht : Million

	March 31, 2002			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Associated Companies (continued)				
Others				
The Siam Sanwa International Co., Ltd.	16	3	16	3
Siam Media and Communication Co., Ltd.	1,325	5	1,325	5
Thai Baroda Industries Co., Ltd.	1,077	4	1,077	4
Nobleclear Holding (BVI) Ltd. (German)	52	-	52	-
SCB Biotech Co., Ltd.	-	22	-	22
Related Companies (10% to 20% Ownership)				
Finance & Insurance	80	102	80	102
Service	2,336	76	2,336	76
Real Estate	-	2	-	2
Others	631	59	631	59
Related Company (Shareholding through debt restructure process)				
ITV PCL.	836	46	836	46
Nawarat Pattanakarn PCL.	126	77	126	77
Siam General Factoring PCL.	173	9	173	9
CBNP Co., Ltd.	309	-	309	-
Bangkok Crystal Co., Ltd.	348	5	348	5
Sri U Thong Co., Ltd.	101	29	101	29
S G Land Co., Ltd.	1,268	30	1,268	30
Wongpaitoon Group PCL.	981	6	981	6
Major-shareholder (10% - 20% Ownership)				
The Crown Property Bureau	-	722	-	722
Subsidiaries and associated companies of major-shareholder which were not included in the above lists				
Subsidiary Companies	273	517	273	517
Associated Companies				
Siam Sindhorn Co., Ltd.	6,639	33	6,639	33
Others	2,319	565	2,319	565
	20,124	2,595	24,058	5,115

Outstanding loans and deposits as at December 31, 2001, are as follows:

Baht : Million

	December 31, 2001			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies				
Finance & Insurance				
Chatuchak Assets Management Co., Ltd.	-	-	-	6
Cambodian Commercial Bank Ltd. (Cambodia)	-	-	-	14
SCB Securities Co., Ltd.	-	-	-	73
The Book Club Finance PCL.	-	-	55	-
The Samaggi Insurance PCL.	-	-	-	32
Services				
SCB Business Services Co., Ltd.	-	-	-	24
SCB Training Centre Co., Ltd.	-	-	99	1
SCB Advisory Services Co., Ltd.	-	8	-	8
Siam appraisal and Service Co., Ltd.	-	-	-	8
Siam Pitiwat Co., Ltd.	-	-	3	2
SCB Research Institute Co., Ltd.	-	-	-	8
Sub Sri Thai Warehouse PCL.	-	-	-	6
Supapirom Co., Ltd.	-	1	-	1
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	39	25
Mahisorn Co., Ltd.	-	-	3,765	28
Others				
Astrakhan Investment Ltd. (Hong Kong)	-	-	-	17
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL.	-	54	-	54
Siam Commercial New York Life Insurance PCL.	-	69	-	69
The SCB Leasing Co., Ltd.	460	6	460	6
SCB Asset Management Co., Ltd.	-	1	-	1
The Vina Siam Bank (Vietnam)	-	2	-	2
Siam Panich Leasing PCL.	391	60	391	60
Service				
Siam Niti Law Office Co., Ltd.	-	13	-	13
Real Estate				
Christiani & Nielsen (Thai) PCL.	99	51	99	51
TSS Real Estate Co., Ltd.	300	-	300	-
Others				
The Siam Sanwa International Co., Ltd.	17	4	17	4
Siam Media and Communication Co., Ltd.	85	4	85	4
Thai Baroda Industries Co., Ltd.	943	4	943	4
Thai Hoya Lens Co., Ltd.	-	39	-	39
SCB Biotech Co., Ltd.	-	17	-	17
Related Companies (10% to 20% Ownership)				
Finance & Insurance	211	98	211	98
Service	2,348	165	2,348	165
Real Estate	771	27	771	27
Others	3,167	59	3,167	59

Baht : Million

	December 31, 2001			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Associated Companies (continued)				
Related Company (Shareholding through debt restructure process)				
ITV PCL.	877	28	877	28
Nawarat Pattanakarn PCL.	190	106	190	106
Siam General Factoring PCL.	187	12	187	12
CBNP Co., Ltd.	309	-	309	-
Bangkok Crystal Co., Ltd.	342	-	342	-
Sri U Thong Co., Ltd.	65	23	65	23
Major-shareholder (10% - 20% Ownership)				
The Crown Property Bureau	-	2,063	-	2,063
Subsidiaries and associated companies of major-shareholder which were not included in the above lists				
Subsidiary Companies	988	157	988	157
Associated Companies				
Siam Sindhorn Co., Ltd.	6,780	4	6,780	4
Others	2,268	84	2,268	84
	20,798	3,159	24,759	3,403

Income and expenses between the Bank and subsidiaries, associated companies and related companies for the quarters ended March 31, 2002 and 2001, are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	2002		2001	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Associated Companies	36	38	57	37
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Associated Companies	1	24	4	28
Major-shareholder	1	-	1	2

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	2002		2001	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Subsidiary Companies	60	8	62	9
Associated Companies	36	27	57	32
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Subsidiary Companies	1	35	1	106
Associated Companies	1	22	3	23
Major-shareholder	1	-	1	2

Outstanding contingencies as at March 31, 2002 and December 31, 2001, are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS Contingencies		THE BANK'S FINANCIAL STATEMENTS Contingencies	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Subsidiary companies	23	24	23	24
Associated companies	2,022	2,619	2,022	2,619
Major-shareholder	1	1	1	1

Since May 10, 2000, the Ministry of Finance has become the major shareholder of the Bank holding 38.8% of paid-up capital according to the August 14, 1999 - financial institution's capital support program. Other shareholders have right to purchase the shares from the Ministry of Finance according to the condition of covered warrants issued by the Ministry of Finance. The Bank spent Baht 32,500 million that were received from the Ministry of Finance following the capital increment to invest in government bonds and recorded as held-to-maturity investments. Other transactions, if any, between the Bank and the Ministry of Finance and any other government agencies arose from normal banking activities which did not relate to the shareholding.

4.10 Income tax

For the quarters ended March 31, 2002 and 2001 the Bank's financial statements present net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

4.11 Events occurring after the balance sheet date

The preferred shares of 96,418,336 shares have been converted into 96,418,336 ordinary shares. The Bank registered the increase in share capital with the Ministry of Commerce on April 5, 2002.

4.12 The significant financial position and the results from operations by domestic and foreign operations

4.12.1 The financial position classified by business type as at March 31, 2002 and December 31, 2001:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	March 31, 2002			December 31, 2001		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
Total assets	703,960	26,582	730,542	693,425	29,656	723,081
Interbank and money market items (Assets)	101,265	4,430	105,695	73,294	4,174	77,468
Investment-net	107,448	13,797	121,245	107,342	13,150	120,492
Loans	480,120	3,830	483,950	456,172	3,773	459,945
Deposits	601,902	9,035	610,937	596,624	9,356	605,980
Interbank and money market items (Liabilities)	9,322	3,785	13,107	8,091	3,325	11,416
Borrowings	13,786	11,966	25,752	13,792	12,124	25,916
Contingencies	293,075	61,103	354,178	275,975	62,179	338,154

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	March 31, 2002			December 31, 2001		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
Total assets	702,206	22,570	724,776	689,208	26,182	715,390
Interbank and money market items (Assets)	100,313	1,466	101,779	72,225	1,785	74,010
Investment-net	114,155	13,572	127,727	111,900	12,907	124,807
Loans	476,921	3,220	480,141	453,179	3,088	456,267
Deposits	601,898	5,948	607,846	594,243	6,747	600,990
Interbank and money market items (Liabilities)	9,345	3,732	13,077	8,118	3,277	11,395
Borrowings	13,392	11,966	25,358	13,398	12,124	25,522
Contingencies	293,054	60,840	353,894	275,954	61,920	337,874

4.12.2 The results of operations classified by business type for the quarters ended March 31, 2002 and 2001:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	March 31, 2002				March 31, 2001			
	Domestic Operations	Foreign Operations	Elimination	Total	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	7,526	428	(282)	7,672	8,461	1,052	(655)	8,858
Interest expenses	3,366	407	(282)	3,491	4,503	899	(655)	4,747
Net interest income	4,160	21	-	4,181	3,958	153	-	4,111
Non-interest income	2,729	141	-	2,870	1,670	185	-	1,855
Non-interest expenses	6,588	89	-	6,677	5,152	190	-	5,342
Income (loss) before income tax	301	73	-	374	476	148	-	624

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	March 31, 2002				March 31, 2001			
	Domestic Operations	Foreign Operations	Elimination	Total	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	7,472	407	(280)	7,599	8,392	1,026	(655)	8,763
Interest expenses	3,341	399	(280)	3,460	4,461	893	(655)	4,699
Net interest income	4,131	8	-	4,139	3,931	133	-	4,064
Non-interest income	2,344	120	-	2,464	1,354	165	-	1,519
Non-interest expenses	6,206	70	-	6,276	4,853	171	-	5,024
Income (loss) before income tax	269	58	-	327	432	127	-	559

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
9 Rutchadaphisek Road, Ladyao, Jatujak, Bangkok 10900 Tel. (662) 544-1111, 937-7777
http://www.scb.co.th